Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

March 31, 2024 and 2023

(Unaudited)

KB Financial Group Inc. and Subsidiaries

Page(s)
Report on Review of Condensed Consolidated Interim Financial Statements	3-4

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	5

Consolidated Interim Statements of Comprehensive Income	6-7

Consolidated Interim Statements of Changes in Equity	8

Consolidated Interim Statements of Cash Flows	9-10

Notes to the Consolidated Interim Financial Statements	11

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2024, and the related consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2024 and 2023, and material accounting policy information and other selected explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS No. 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 6, 2024. The consolidated statement of financial position as at December 31, 2023, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2023.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

May 16, 2024

This report is effective as of May 16, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2024 and December 31, 2023

(in millions of Korean won)	Notes	March 31, 2024 (Unaudited)		December 31, 2023
Assets
Cash and due from financial institutions	4,6,7,30	~~W~~	30,509,269	~~W~~	29,836,311
Financial assets at fair value through profit or loss	4,6,11		77,356,807		77,038,267
Derivative financial assets	4,6,8		7,260,440		6,157,628
Loans measured at amortized cost	4,6,9,10		448,194,423		444,805,287
Financial investments	4,6,11		124,966,655		122,199,529
Investments in associates and joint ventures			700,626		722,222
Insurance contract assets	29		268,419		229,640
Reinsurance contract assets	29		1,552,936		1,655,168
Property and equipment			5,310,307		4,945,699
Investment property			3,962,852		4,109,784
Intangible assets			1,961,022		1,950,858
Net defined benefit assets	18		382,385		374,090
Current income tax assets			274,900		244,317
Deferred income tax assets	12,25		335,124		274,225
Assets held for sale			119,494		208,230
Other assets	4,6		29,084,622		20,986,897

Total assets		~~W~~	732,240,281	~~W~~	715,738,152

Liabilities
Financial liabilities at fair value through profit or loss	4,6,13	~~W~~	11,267,107	~~W~~	10,920,435
Derivative financial liabilities	4,6,8		7,236,591		6,210,639
Deposits	4,6,14		418,070,668		406,512,434
Borrowings	4,6,15		62,993,551		69,583,561
Debentures	4,6,16		70,002,922		69,176,668
Insurance contract liabilities	29		50,704,289		50,308,552
Reinsurance contract liabilities	29		37,353		36,030
Provisions	17		2,062,011		1,444,418
Net defined benefit liabilities	18		72,939		81,869
Current income tax liabilities			146,395		145,335
Deferred income tax liabilities	12,25		2,004,644		2,179,966
Other liabilities	4,6		48,434,480		40,264,935

Total liabilities			673,032,950		656,864,842

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			5,431,863		5,032,803
Capital surplus			16,639,873		16,647,916
Accumulated other comprehensive income (loss)	27		1,531,423		2,295,165
Retained earnings			32,439,145		32,029,199
Treasury shares			(996,774)		(1,165,837)

Equity attributable to shareholders of the Parent Company	19		57,136,088		56,929,804
Non-controlling interests			2,071,243		1,943,506

Total equity			59,207,331		58,873,310

Total liabilities and equity		~~W~~	732,240,281	~~W~~	715,738,152

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-month Periods Ended March 31, 2024 and 2023

(in millions of Korean won, except per share amounts)	Notes	2024 (Unaudited)		2023 (Unaudited)
Interest income		~~W~~	7,613,962	~~W~~	6,866,583
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			7,228,877		6,527,556
Interest income from financial instruments at fair value through profit or loss			376,753		333,477
Insurance finance interest income			8,332		5,550
Interest expense			(4,462,477)		(4,042,718)
Interest expense			(4,066,526)		(3,639,880)
Insurance finance interest expense			(395,951)		(402,838)

Net interest income	5,20		3,151,485		2,823,865

Fee and commission income			1,396,300		1,334,702
Fee and commission expense			(406,207)		(420,696)

Net fee and commission income	5,21		990,093		914,006

Insurance income			2,727,558		2,663,134
Insurance income			2,689,474		2,498,548
Reinsurance income			38,084		164,586
Insurance expense			(2,189,179)		(2,270,727)
Insurance service expense			(1,973,227)		(2,073,226)
Reinsurance expense			(215,952)		(197,501)

Net insurance income	5,29		538,379		392,407

Net gains (losses) on financial instruments at fair value through profit or loss	5,22		249,133		773,407

Other insurance finance income (expenses)	29		(112,426)		(269,060)

Net other operating expenses	5,23		(404,710)		(260,124)

General and administrative expenses	5,18,24		(1,628,236)		(1,566,286)

Operating income before provision for credit losses	4		2,783,718		2,808,215

Provision for credit losses	5,7,9,10,17		(428,270)		(668,188)

Net operating income	5		2,355,448		2,140,027

Share of profit (loss) of associates and joint ventures	5		(1,419)		(2,496)
Net other non-operating income (expenses)	5		(946,545)		(93,665)

Net non-operating income (expenses)			(947,964)		(96,161)

Profit before income tax expense	5		1,407,484		2,043,866
Income tax expense	5,25		(344,270)		(533,575)

Profit for the period	5		1,063,214		1,510,291

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-month Periods Ended March 31, 2024 and 2023

(in millions of Korean won, except per share amounts)	Notes	2024 (Unaudited)		2023 (Unaudited)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		~~W~~	8,995	~~W~~	5,828
Share of other comprehensive income (loss) of associates and joint ventures			—		(2)
Gains (losses) on equity securities at fair value through other comprehensive income			(12,566)		(110)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			(8,843)		(49,975)

			(12,414)		(44,259)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			162,945		115,819
Gains (losses) on debt securities at fair value through other comprehensive income			(657,227)		1,525,457
Share of other comprehensive income (loss) of associates and joint ventures			(142)		(4,158)
Gains on cash flow hedging instruments	8		(36,797)		(35,465)
Losses on hedging instruments of net investments in foreign operations	8		(51,203)		(30,133)
Insurance finance income (expense)	29		(164,964)		(1,042,466)

			(747,388)		529,054

Other comprehensive income (loss) for the period, net of tax			(759,802)		484,795

Total comprehensive income (loss) for the period		~~W~~	303,412	~~W~~	1,995,086

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	1,049,133	~~W~~	1,508,708
Non-controlling interests			14,081		1,583

		~~W~~	1,063,214	~~W~~	1,510,291

Total comprehensive income (loss) for the period attributable to:
Shareholders of the Parent Company		~~W~~	281,279	~~W~~	1,982,382
Non-controlling interests			22,133		12,704

		~~W~~	303,412	~~W~~	1,995,086

Earnings per share (in Korean won)	28
Basic earnings per share		~~W~~	2,627	~~W~~	3,782
Diluted earnings per share			2,584		3,697

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Three-month Periods Ended March 31, 2024 and 2023

		Equity attributable to shareholders of the Parent Company
(in millions of Korean won)	Notes	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
Balance as of January 1, 2023 (Before the restatement)		~~W~~	2,090,558		4,434,251		16,940,731		1,312,521		28,922,273		(836,188)		1,280,102		54,144,248
Changes in accounting policies			—		—		—		(62,599)		26,152		—		—		(36,447)

Balance as of January 1, 2023 (After the restatement)			2,090,558		4,434,251		16,940,731		1,249,922		28,948,425		(836,188)		1,280,102		54,107,801

Comprehensive income for the period
Profit (loss) for the period			—		—		—		—		1,508,708		—		1,583		1,510,291
Remeasurements of net defined benefit liabilities			—		—		—		5,032		—		—		796		5,828
Currency translation differences			—		—		—		105,479		—		—		10,340		115,819
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		1,525,920		(558)		—		(15)		1,525,347
Share of other comprehensive loss of associates and joint ventures			—		—		—		(4,160)		—		—		—		(4,160)
Gains (losses) on cash flow hedging instruments			—		—		—		(35,465)		—		—		—		(35,465)
Losses on hedging instruments of net investments in foreign operations			—		—		—		(30,133)		—		—		—		(30,133)
Insurance finance income			—		—		—		(1,042,466)		—		—		—		(1,042,466)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		(49,975)		—		—		—		(49,975)

Total comprehensive income (loss) for the period			—		—		—		474,232		1,508,150		—		12,704		1,995,086

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		(564,970)		—		—		(564,970)
Issuance of hybrid securities			—		598,552		—		—		—		—		409,085		1,007,637
Dividends on hybrid securities			—		—		—		—		(40,703)		—		(17,467)		(58,170)
Acquisition of treasury shares			—		—		—		—		—		(271,745)		—		(271,745)
Others			—		—		(42)		—		—		—		(2,224)		(2,266)

Total transactions with shareholders			—		598,552		(42)		—		(605,673)		(271,745)		389,394		110,486

Balance as of March 31, 2023 (Unaudited)		~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,940,689	~~W~~	1,724,154	~~W~~	29,850,902	~~W~~	(1,107,933)	~~W~~	1,682,200	~~W~~	56,213,373

Balance as of January 1, 2024		~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,647,916	~~W~~	2,295,165	~~W~~	32,029,199	~~W~~	(1,165,837)	~~W~~	1,943,506	~~W~~	58,873,310

Comprehensive income for the period
Profit for the period			—		—		—		—		1,049,133		—		14,081		1,063,214
Remeasurements of net defined benefit liabilities			—		—		—		8,751		—		—		244		8,995
Currency translation differences			—		—		—		155,039		—		—		7,906		162,945
Losses on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		(665,583)		(4,111)		—		(99)		(669,793)
Share of other comprehensive income of associates and joint ventures			—		—		—		(142)		—		—		—		(142)
Losses on cash flow hedging instruments			—		—		—		(36,797)		—		—		—		(36,797)
Losses on hedging instruments of net investments in foreign operations			—		—		—		(51,203)		—		—		—		(51,203)
Insurance finance expenses			—		—		—		(164,964)		—		—		—		(164,964)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		(8,843)		—		—		—		(8,843)

Total comprehensive income (loss) for the period			—		—		—		(763,742)		1,045,022		—		22,132		303,412

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		(587,006)		—		—		(587,006)
Issuance of hybrid securities			—		399,060		—		—		—		—		129,973		529,033
Dividends on hybrid securities			—		—		—		—		(48,070)		—		(22,477)		(70,547)
Acquisition of treasury shares			—		—		—		—		—		(65,537)		—		(65,537)
Disposal of treasury shares			—		—		—		—		—		234,600		—		234,600
Gains on disposal of treasury shares			—		—		3,975		—		—		—		—		3,975
Others			—		—		(12,018)		—		—		—		(1,891)		(13,909)

Total transactions with shareholders			—		399,060		(8,043)		—		(635,076)		169,063		105,605		30,609

Balance as of March 31, 2024 (Unaudited)		~~W~~	2,090,558	~~W~~	5,431,863	~~W~~	16,639,873	~~W~~	1,531,423	~~W~~	32,439,145	~~W~~	(996,774)	~~W~~	2,071,243	~~W~~	59,207,331

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-month Periods Ended March 31, 2024 and 2023

(in millions of Korean won)	Notes	2024 (Unaudited)		2023 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,063,214	~~W~~	1,510,291

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss			(126,306)		(615,765)
Net losses on derivative financial instruments for hedging purposes			65,926		18,329
Provision for credit losses			428,270		668,188
Net gains on financial investments			(13,521)		(18,464)
Share of loss of associates and joint ventures			1,419		2,496
Depreciation and amortization expense			216,882		205,533
Other net losses on property and equipment/intangible assets			73,294		63,603
Share-based payments			59,901		11,361
Provision for policy reserves			—		382
Post-employment benefits			46,391		36,787
Net interest income			(19,621)		(6,321)
Gains (losses) on foreign currency translation			462,154		(26,314)
Insurance finance income			(2,841,375)		(2,651,431)
Reinsurance finance expense			440,770		270,218
Other expenses			226,100		194,570

			(979,716)		(1,846,828)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			208,850		(834,106)
Derivative financial instruments			(14,054)		(23,761)
Loans measured at fair value through other comprehensive income			(98,728)		(116,388)
Loans measured at amortized cost			(3,016,264)		652,151
Current income tax assets			(30,583)		(14,496)
Deferred income tax assets			(56,432)		(11,503)
Other assets			(8,319,607)		(6,854,888)
Financial liabilities at fair value through profit or loss			290,139		(1,062,396)
Deposits			10,349,069		(6,603,254)
Current income tax liabilities			1,060		(866,500)
Deferred income tax liabilities			101,545		1,428,984
Other liabilities			7,133,780		10,039,564
Insurance contract assets			(38,778)		(69,242)
Reinsurance contract assets			(336,303)		(283,615)
Insurance contract liabilities			3,001,188		3,013,729
Reinsurance contract liabilities			8,218		20,595
Investment contract liabilities			(144,464)		(225,062)

			9,038,636		(1,810,188)

Net cash inflow (outflow) from operating activities			9,122,134		(2,146,725)

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-month Periods Ended March 31, 2024 and 2023

(in millions of Korean won)	Notes	2024 (Unaudited)		2023 (Unaudited)
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(870)		(2,269)
Disposal of financial asset at fair value through profit or loss			4,267,546		3,614,766
Acquisition of financial asset at fair value through profit or loss			(4,503,400)		(1,869,263)
Disposal of financial investments			11,127,360		12,662,216
Acquisition of financial investments			(14,070,438)		(9,658,046)
Disposal of investments in associates and joint ventures			45,989		28,692
Acquisition of investments in associates and joint ventures			(25,069)		(10,961)
Disposal of property and equipment			960		1,199
Acquisition of property and equipment			(33,589)		(34,071)
Acquisition of investment property			—		(123,549)
Disposal of intangible assets			3,070		185
Acquisition of intangible assets			(82,508)		(178,208)
Net cash flows from changes in ownership of subsidiaries			(40,273)		(287,482)
Others			(89,912)		58,805

Net cash inflow (outflow) from investing activities			(3,401,134)		4,202,014

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(51,604)		18,952
Net decrease in borrowings			(7,702,793)		(4,072,109)
Increase in debentures			9,124,882		13,466,265
Decrease in debentures			(7,423,739)		(13,977,682)
Increase in other payables to trust accounts			786,222		—
Decrease in other payables to trust accounts			—		(103,073)
Issuance of hybrid securities			399,060		598,552
Dividends paid on hybrid securities			(48,070)		(40,703)
Acquisition of treasury shares			(65,537)		(271,745)
Redemption of principal of lease liabilities			(73,284)		(224,646)
Decrease in non-controlling interests			107,496		391,618
Others			(65,601)		(299,133)

Net cash outflow from financing activities			(5,012,968)		(4,513,704)

Effect of exchange rate changes on cash and cash equivalents			165,735		22,044

Net increase (decrease) in cash and cash equivalents			873,767		(2,436,371)
Cash and cash equivalents at the beginning of the period	30		25,826,588		26,534,798

Cash and cash equivalents at the end of the period	30	~~W~~	26,700,355	~~W~~	24,098,427

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd.

The Parent Company’s share capital as of March 31, 2024, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The Group’s consolidated interim financial statements for the three-month period ended March 31, 2024, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of March 31, 2024.

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2024.

- Amendment of Korean IFRS No.1001 “Presentation of Financial Statements” - Classification of Liabilities into Current and Non-Current and Non-current Liabilities with Covenants

Liabilities are classified as current or non-current based on their substantive rights existing at the end of the reporting period, without considering the possibility of exercising the right to delay the payment or management’s expectations. Also, if the transfer of equity instruments is included in the payment of liabilities, it is excluded if the option to pay with equity instruments is recognized separately from the liability in a compound financial instrument and meets the definition of equity instruments. These amendments do not have a significant impact on the financial statements.

- Amendment of Korean IFRS No.1007 “Statement of Cash Flows” and No.1107 “Financial Instruments: Disclosures” – Disclosure of Supplier Finance Arrangements

The amendments require disclosure of the effects of supplier finance arrangements on the Group’s liabilities, cash flows and exposure to liquidity risk. These amendments do not have a significant impact on the financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2024. (cont’d)

- Amendment of Korean IFRS No.1116 “Leases” - Lease Liability in a Sale and Leaseback

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments do not have a significant impact on the financial statements.

- Amendment of Korean IFRS No.1001 “Presentation of Financial Statements” – Disclosure of Virtual Asset

The amendments require additional disclosure for virtual assets held by the Group, virtual assets entrusted by customers to the Group, and the issuance and transfer of virtual assets. These amendments do not have a significant impact on the financial statements.

2.1.2 The following are the accounting standards that have been established or announced but have not yet been implemented, which the Group has not applied

- Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards” - Lack of exchangeability

The amendments require the Group to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Group is exposed. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2025. These amendments do not have a significant impact on the financial statements.

2.1.3 Restatement of financial statements for the three-month period ended March 31, 2023 for the application of “Variable Fee Approach”

The Group has initially applied on December 31, 2023, guidelines for calculating policy reserves and recognizing revenue for insurance companies announced by Financial Supervisory Service (FSS) in South Korea. Under these guidelines, the Group applied the “Variable Fee Approach” to the financial statements for the year and as of December 31, 2023. The effects of this change have been retrospectively applied to the comparative disclosure for past periods as a “change in accounting policy.” The consolidated statements of comprehensive income, changes in equity, and cash flows for the three-month period ended March 31, 2023 for the comparative disclosure have been restated to reflect the impact of this retrospective application. The effect of the change in accounting policy to the consolidated statement of financial position as of March 31, 2023 and the consolidated statement of comprehensive income for the three-month period ended March 31, 2023 is as follows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

2.1.3.1 the consolidated statement of comprehensive income for the three-month period ended March 31, 2023

	Before the effects of change in accounting policy		After the effects of change in accounting policy		Net increase (decrease)
Interest income	~~W~~	2,785,593	~~W~~	2,823,865	~~W~~	38,272
Insurance finance interest expense		(441,110)		(402,838)		38,272
Net insurance income		380,647		392,407		11,760
Insurance income		2,662,112		2,663,134		1,022
Insurance expense		(2,281,465)		(2,270,727)		10,738
Other insurance finance income (expenses)		(234,030)		(269,060)		(35,030)
Net operating income		2,125,025		2,140,027		15,002
Net non-operating income (expenses)		(96,161)		(96,161)		—
Profit before income tax expense		2,028,864		2,043,866		15,002
Income tax expense		(529,650)		(533,575)		(3,925)
Profit for the period		1,499,214		1,510,291		11,077
Other comprehensive income (loss) for the period, net of tax		486,208		484,795		(1,413)
Insurance finance income (expense)		(1,041,053)		(1,042,466)		(1,413)
Total comprehensive income (loss) for the period		1,985,422		1,995,086		9,664

2.1.3.2 Due to the effects of change in accounting policy stated above, the Group’s total liabilities and equity has increased and decreased by ~~W~~ 36,447 million, and there is no effect on the consolidated statement of cash flows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency“). The consolidated financial statements are presented in Korean won, which is the Parent Company‘s functional and presentation currency.

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks used in the preparation of these condensed consolidated interim financial statements are the same as 2023 financial statements, except for the method of estimating income tax expense.

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2023, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

The Group is subject to Pillar2 income taxes, and has applied a temporary exemption provision regarding the recognition and disclosure of deferred taxes related to the Pillar 2 rules. Income tax expense for the interim period is measured applying the expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, and reputation risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Group manages all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023

Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	27,967,981	~~W~~	27,579,279
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		56,158		79,811
Securities measured at fair value through profit or loss		72,403,696		72,658,432
Loans measured at fair value through profit or loss		424,590		183,726
Financial instruments indexed to the price of gold		99,514		93,743
Derivatives		7,260,440		6,157,628
Loans measured at amortized cost *		448,194,423		444,805,287
Financial investments:
Securities measured at fair value through other comprehensive income		82,138,000		78,926,437
Securities measured at amortized cost *		38,963,163		39,701,389
Loans measured at fair value through other comprehensive income		899,713		801,050
Other financial assets *		24,666,655		16,544,513

		703,074,333		687,531,295

Off-balance sheet items
Acceptances and guarantees contracts		14,534,690		13,763,222
Financial guarantee contracts		7,595,798		7,828,205
Commitments		206,046,395		203,906,179

		228,176,883		225,497,606

	~~W~~	931,251,216	~~W~~	913,028,901

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.4.1 Credit risk exposure

Credit qualities of loans as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	143,169,747	~~W~~	7,232,694	~~W~~	3,938	~~W~~	—	~~W~~	150,406,379
Grade 2		66,423,252		11,128,347		73,252		—		77,624,851
Grade 3		3,634,556		3,607,094		10,130		—		7,251,780
Grade 4		622,265		1,186,209		44,101		—		1,852,575
Grade 5		16,195		584,658		3,071,387		—		3,672,240

		213,866,015		23,739,002		3,202,808		—		240,807,825

Retail
Grade 1		166,590,778		4,185,542		14,816		—		170,791,136
Grade 2		6,998,522		3,696,494		34,374		—		10,729,390
Grade 3		5,108,022		1,537,938		30,118		—		6,676,078
Grade 4		229,121		336,086		26,399		—		591,606
Grade 5		39,636		794,257		1,158,978		—		1,992,871

		178,966,079		10,550,317		1,264,685		—		190,781,081

Credit card
Grade 1		10,660,264		253,644		—		—		10,913,908
Grade 2		5,853,010		928,811		—		—		6,781,821
Grade 3		1,638,621		1,346,853		—		—		2,985,474
Grade 4		8,612		345,973		—		—		354,585
Grade 5		2,669		227,610		888,387		—		1,118,666

		18,163,176		3,102,891		888,387		—		22,154,454

		410,995,270		37,392,210		5,355,880		—		453,743,360

Loans measured at fair value through other comprehensive income
Corporate
Grade1		858,969		—		—		—		858,969
Grade2		40,744		—		—		—		40,744
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		899,713		—		—		—		899,713

		899,713		—		—		—		899,713

	~~W~~	411,894,983	~~W~~	37,392,210	~~W~~	5,355,880	~~W~~	—	~~W~~	454,643,073

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	142,216,615	~~W~~	6,765,165	~~W~~	2,122	~~W~~	—	~~W~~	148,983,902
Grade 2		65,606,587		10,632,633		40,942		—		76,280,162
Grade 3		3,547,489		3,964,877		8,231		—		7,520,597
Grade 4		654,654		1,285,650		31,645		—		1,971,949
Grade 5		16,188		581,524		2,871,510		—		3,469,222

		212,041,533		23,229,849		2,954,450		—		238,225,832

Retail
Grade 1		165,579,777		4,147,682		11,945		—		169,739,404
Grade 2		7,133,302		3,664,451		30,019		—		10,827,772
Grade 3		4,941,476		1,614,245		26,804		—		6,582,525
Grade 4		258,300		375,964		24,908		—		659,172
Grade 5		42,561		776,597		1,064,258		—		1,883,416

		177,955,416		10,578,939		1,157,934		—		189,692,289

Credit card
Grade 1		10,776,164		253,905		—		—		11,030,069
Grade 2		5,854,931		936,657		—		—		6,791,588
Grade 3		1,645,099		1,416,715		—		—		3,061,814
Grade 4		7,827		431,083		—		—		438,910
Grade 5		2,432		229,439		795,719		—		1,027,590

		18,286,453		3,267,799		795,719		—		22,349,971

		408,283,402		37,076,587		4,908,103		—		450,268,092

Loans measured at fair value through other comprehensive income
Corporate
Grade1		762,041		—		—		—		762,041
Grade2		39,009		—		—		—		39,009
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		801,050		—		—		—		801,050

		801,050		—		—		—		801,050

	~~W~~	409,084,452	~~W~~	37,076,587	~~W~~	4,908,103	~~W~~	—	~~W~~	451,069,142

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of March 31, 2024 and December 31, 2023, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	116,198,625	~~W~~	7,831,250	~~W~~	464,257	~~W~~	124,494,132
Deposits and savings		2,397,734		131,574		13,564		2,542,872
Property and equipment		15,758,623		1,030,099		270,960		17,059,682
Real estate		201,414,317		19,644,398		2,215,639		223,274,354

	~~W~~	335,769,299	~~W~~	28,637,321	~~W~~	2,964,420	~~W~~	367,371,040

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	114,669,115	~~W~~	7,639,754	~~W~~	425,696	~~W~~	122,734,565
Deposits and savings		2,461,434		129,853		15,176		2,606,463
Property and equipment		15,121,688		1,109,156		442,084		16,672,928
Real estate		196,412,901		19,374,276		2,893,235		218,680,412

	~~W~~	328,665,138	~~W~~	28,253,039	~~W~~	3,776,191	~~W~~	360,694,368

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	35,122,500	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	35,122,500
Grade 2		3,852,160		—		—		—		3,852,160
Grade 3		7,608		—		—		—		7,608
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		38,982,268		—		—		—		38,982,268

Securities measured at fair value through other comprehensive income
Grade 1		75,150,463		—		—		—		75,150,463
Grade 2		6,964,230		—		—		—		6,964,230
Grade 3		23,307		—		—		—		23,307
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		82,138,000		—		—		—		82,138,000

	~~W~~	121,120,268	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	121,120,268

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	35,812,502	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	35,812,502
Grade 2		3,907,307		—		—		—		3,907,307
Grade 3		852		—		—		—		852
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		39,720,661		—		—		—		39,720,661

Securities measured at fair value through other comprehensive income
Grade 1		72,574,183		—		—		—		72,574,183
Grade 2		6,326,108		—		—		—		6,326,108
Grade 3		26,146		—		—		—		26,146
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		78,926,437		—		—		—		78,926,437

	~~W~~	118,647,098	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	118,647,098

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of March 31, 2024 and December 31, 2023, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	26,736,982	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,736,982
Grade 2		471,123		—		—		—		471,123
Grade 3		52,722		—		—		—		52,722
Grade 4		1		—		—		—		1
Grade 5		708,148		—		—		—		708,148

	~~W~~	27,968,976	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,968,976

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	26,279,729	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,279,729
Grade 2		503,794		—		—		—		503,794
Grade 3		108,290		—		—		—		108,290
Grade 4		—		—		—		—		—
Grade 5		688,487		—		—		—		688,487

	~~W~~	27,580,300	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,580,300

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of March 31, 2024 and December 31, 2023, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	24,672,053	10.19	~~W~~	(169,055)	~~W~~	24,502,998
Manufacturing		53,429,634	22.07		(605,983)		52,823,651
Service		108,565,271	44.84		(1,213,332)		107,351,939
Wholesale and retail		30,090,096	12.43		(499,166)		29,590,930
Construction		7,700,884	3.18		(289,504)		7,411,380
Public sector		2,291,992	0.94		(79,322)		2,212,670
Others		15,382,198	6.35		(293,383)		15,088,815

	~~W~~	242,132,128	100.00	~~W~~	(3,149,745)	~~W~~	238,982,383

(In millions of Korean won)	December 31, 2023
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	25,194,810	10.53	~~W~~	(147,964)	~~W~~	25,046,846
Manufacturing		51,666,785	21.60		(619,644)		51,047,141
Service		106,907,060	44.69		(1,247,642)		105,659,418
Wholesale and retail		29,904,053	12.50		(502,211)		29,401,842
Construction		7,047,906	2.95		(280,598)		6,767,308
Public sector		2,259,364	0.94		(83,029)		2,176,335
Others		16,230,630	6.79		(276,811)		15,953,819

	~~W~~	239,210,608	100.00	~~W~~	(3,157,899)	~~W~~	236,052,709

4.2.7.2 Classifications of retail loans and credit card receivables as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	97,153,595	45.63	~~W~~	(247,814)	~~W~~	96,905,781
General loan		93,627,486	43.97		(1,178,070)		92,449,416
Credit card		22,154,454	10.40		(973,308)		21,181,146

	~~W~~	212,935,535	100.00	~~W~~	(2,399,192)	~~W~~	210,536,343

(In millions of Korean won)	December 31, 2023
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	97,142,065	45.81	~~W~~	(227,758)	~~W~~	96,914,307
General loan		92,550,224	43.65		(1,141,322)		91,408,902
Credit card		22,349,971	10.54		(935,826)		21,414,145

	~~W~~	212,042,260	100.00	~~W~~	(2,304,906)	~~W~~	209,737,354

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	27,968,976	100.00	~~W~~	(995)	~~W~~	27,967,981

		27,968,976	100.00		(995)		27,967,981

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		56,158	100.00		—		56,158

		56,158	100.00		—		56,158

Securities measured at fair value through profit or loss
Government and government funded institutions		21,800,343	30.11		—		21,800,343
Finance and insurance		37,444,753	51.72		—		37,444,753
Others		13,158,600	18.17		—		13,158,600

		72,403,696	100.00		—		72,403,696

Derivative financial assets
Government and government funded institutions		40,134	0.55		—		40,134
Finance and insurance		6,743,741	92.88		—		6,743,741
Others		476,565	6.57		—		476,565

		7,260,440	100.00		—		7,260,440

Securities measured at fair value through other comprehensive income
Government and government funded institutions		46,310,777	56.38		—		46,310,777
Finance and insurance		23,257,723	28.32		—		23,257,723
Others		12,569,500	15.30		—		12,569,500

		82,138,000	100.00		—		82,138,000

Securities measured at amortized cost
Government and government funded institutions		15,887,369	40.76		(709)		15,886,660
Finance and insurance		22,766,041	58.39		(17,805)		22,748,236
Others		328,858	0.85		(591)		328,267

		38,982,268	100.00		(19,105)		38,963,163

	~~W~~	228,809,538		~~W~~	(20,100)	~~W~~	228,789,438

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	27,580,300	100.00	~~W~~	(1,021)	~~W~~	27,579,279

		27,580,300	100.00		(1,021)		27,579,279

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		79,811	100.00		—		79,811

		79,811	100.00		—		79,811

Securities measured at fair value through profit or loss
Government and government funded institutions		21,022,824	28.94		—		21,022,824
Finance and insurance		37,426,249	51.51		—		37,426,249
Others		14,209,359	19.55		—		14,209,359

		72,658,432	100.00		—		72,658,432

Derivative financial assets
Government and government funded institutions		52,508	0.85		—		52,508
Finance and insurance		5,785,110	93.95		—		5,785,110
Others		320,010	5.20		—		320,010

		6,157,628	100.00		—		6,157,628

Securities measured at fair value through other comprehensive income
Government and government funded institutions		44,790,264	56.75		—		44,790,264
Finance and insurance		21,546,428	27.30		—		21,546,428
Others		12,589,745	15.95		—		12,589,745

		78,926,437	100.00		—		78,926,437

Securities measured at amortized cost
Government and government funded institutions		16,391,846	41.27		(655)		16,391,191
Finance and insurance		22,960,878	57.80		(17,965)		22,942,913
Others		367,937	0.93		(652)		367,285

		39,720,661	100.00		(19,272)		39,701,389

	~~W~~	225,123,269		~~W~~	(20,293)	~~W~~	225,102,976

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of March 31, 2024 and December 31 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	3,810,390	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,810,390
Financial liabilities designated at fair value through profit or loss [1]		7,456,717		—		—		—		—		—		7,456,717
Derivatives held for trading [1]		6,977,285		—		—		—		—		—		6,977,285
Derivatives held for hedging [2]		9,878		3,720		32,027		74,089		105,900		10,577		236,191
Deposits [3]		177,878,926		35,669,707		51,179,303		139,457,653		21,566,677		2,141,791		427,894,057
Borrowings		10,430,550		12,789,120		8,717,538		20,331,948		11,988,335		1,588,777		65,846,268
Debentures		9,189		2,511,572		7,129,482		22,530,201		37,714,336		5,189,504		75,084,284
Lease liabilities		252		30,469		55,412		216,896		620,720		175,784		1,099,533
Other financial liabilities		734,249		33,943,190		376,584		362,157		1,109,236		262,508		36,787,924

	~~W~~	207,307,436	~~W~~	84,947,778	~~W~~	67,490,346	~~W~~	182,972,944	~~W~~	73,105,204	~~W~~	9,368,941	~~W~~	625,192,649

Off-balance sheet items
Commitments [4]	~~W~~	206,046,395	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	206,046,395
Acceptances and guarantees contracts		14,534,690		—		—		—		—		—		14,534,690
Financial guarantee contracts [5]		7,595,798		—		—		—		—		—		7,595,798

	~~W~~	228,176,883	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	228,176,883

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of March 31, 2024 and December 31 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,953,472	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,953,472
Financial liabilities designated at fair value through profit or loss [1]		7,966,963		—		—		—		—		—		7,966,963
Derivatives held for trading [1]		5,966,512		—		—		—		—		—		5,966,512
Derivatives held for hedging [2]		7,856		11,887		16,968		48,476		50,888		(4,255)		131,820
Deposits [3]		175,103,423		35,688,530		55,092,937		131,347,718		17,325,661		1,764,854		416,323,123
Borrowings		10,729,326		18,654,410		6,594,666		21,356,372		12,432,385		1,195,946		70,963,105
Debentures		10,077		3,843,626		5,556,957		21,137,247		37,653,013		5,727,779		73,928,699
Lease liabilities		243		27,478		43,005		172,528		366,002		34,804		644,060
Other financial liabilities		875,267		25,693,343		166,001		331,289		1,128,101		264,861		28,458,862

	~~W~~	203,613,139	~~W~~	83,919,274	~~W~~	67,470,534	~~W~~	174,393,630	~~W~~	68,956,050	~~W~~	8,983,989	~~W~~	607,336,616

Off-balance sheet items
Commitments [4]	~~W~~	203,906,179	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	203,906,179
Acceptances and guarantees contracts		13,763,222		—		—		—		—		—		13,763,222
Financial guarantee contracts [5]		7,828,205		—		—		—		—		—		7,828,205

	~~W~~	225,497,606	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	225,497,606

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group. However, insurance companies that are engaged in the insurance business are not subject to these guidelines and are monitored by setting internal capital limits for market risk and interest rate risk based on K-ICS.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

Kookmin Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, Kookmin Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. Kookmin Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks and minimizing confusion among stakeholders.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs

	Retail banking	Loans, deposit products, and other related financial services to individuals and households

	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment as of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	1,300,924	~~W~~	1,055,321	~~W~~	80,319	~~W~~	2,436,564	~~W~~	542,284	~~W~~	498,748	~~W~~	522,979	~~W~~	141,599	~~W~~	269,780	~~W~~	—	~~W~~	4,411,954
Intersegment net operating revenues (expenses)		116,522		—		132,949		249,471		(37,630)		(65,755)		(11,568)		(10,378)		81,116		(205,256)		—

		1,417,446		1,055,321		213,268		2,686,035		504,654		432,993		511,411		131,221		350,896		(205,256)		4,411,954

Net interest income (expenses)		1,431,416		826,993		294,502		2,552,911		149,895		(20,521)		414,216		(64,352)		173,697		(54,361)		3,151,485
Interest income		3,034,689		1,962,793		834,250		5,831,732		439,844		217,557		608,654		153,284		391,376		(28,485)		7,613,962
Interest expense		(1,603,273)		(1,135,800)		(539,748)		(3,278,821)		(289,949)		(238,078)		(194,438)		(217,636)		(217,679)		(25,876)		(4,462,477)
Net fee and commission income (expenses)		110,801		66,750		122,816		300,367		196,692		(8,764)		199,631		1,513		316,564		(15,910)		990,093
Fee and commission income		154,464		104,496		149,201		408,161		259,509		2,885		458,703		3,872		350,590		(87,420)		1,396,300
Fee and commission expense		(43,663)		(37,746)		(26,385)		(107,794)		(62,817)		(11,649)		(259,072)		(2,359)		(34,026)		71,510		(406,207)
Net insurance income		—		—		—		—		—		391,588		2,198		124,992		—		19,601		538,379
Insurance income		—		—		—		—		—		2,496,998		4,646		236,373		—		(10,459)		2,727,558
Insurance expense		—		—		—		—		—		(2,105,410)		(2,448)		(111,381)		—		30,060		(2,189,179)
Net gains (losses) on financial instruments at fair value through profit or loss		10,155		—		145,196		155,351		112,495		71,072		958		103,083		(5,978)		(187,848)		249,133
Net other insurance finance expense		—		—		—		—		—		(13,506)		—		(98,920)		—		—		(112,426)
Net other operating income (expenses)		(134,926)		161,578		(349,246)		(322,594)		45,572		13,124		(105,592)		64,905		(133,387)		33,262		(404,710)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2024
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(452,877)	~~W~~	(487,636)	~~W~~	(142,945)	~~W~~	(1,083,458)	~~W~~	(255,213)	~~W~~	(30,025)	~~W~~	(144,298)	~~W~~	(25,474)	~~W~~	(117,967)	~~W~~	28,199	~~W~~	(1,628,236)
Operating income (expenses) before provision for credit losses		964,569		567,685		70,323		1,602,577		249,441		402,968		367,113		105,747		232,929		(177,057)		2,783,718
Reversal (provision) of credit losses		(127,496)		(37,312)		2,624		(162,184)		2,021		(7,681)		(194,448)		435		(66,116)		(297)		(428,270)
Net operating income (expenses)		837,073		530,373		72,947		1,440,393		251,462		395,287		172,665		106,182		166,813		(177,354)		2,355,448
Share of profit (loss) of associates and joint ventures		—		—		5,507		5,507		(6,873)		611		272		(65)		(1,882)		1,011		(1,419)
Net other non-operating income (expenses)		(47,656)		—		(901,619)		(949,275)		(3,402)		(410)		14,286		3,057		(2,261)		(8,540)		(946,545)
Segment profit (loss) before income tax expense		789,417		530,373		(823,165)		496,625		241,187		395,488		187,223		109,174		162,670		(184,883)		1,407,484
Income tax benefit (expense)		(192,988)		(132,756)		206,372		(119,372)		(43,700)		(103,123)		(47,835)		(32,188)		(9,632)		11,580		(344,270)

Profit (loss) for the period	~~W~~	596,429	~~W~~	397,617	~~W~~	(616,793)	~~W~~	377,253	~~W~~	197,487	~~W~~	292,365	~~W~~	139,388	~~W~~	76,986	~~W~~	153,038	~~W~~	(173,303)	~~W~~	1,063,214

Profit (loss) attributable to shareholders of the Parent Company		591,150		397,617		(599,232)		389,535		197,969		292,157		139,136		76,986		152,293		(198,943)		1,049,133
Profit (loss) attributable to non-controlling interests		5,279		—		(17,561)		(12,282)		(482)		208		252		—		745		25,640		14,081
Total assets *		226,002,542		166,517,087		151,450,918		543,970,547		62,950,478		37,403,913		29,546,996		32,112,427		66,490,642		(40,234,722)		732,240,281
Total liabilities *		211,566,140		205,619,346		91,265,234		508,450,720		56,467,484		31,560,271		24,755,690		28,479,679		26,733,011		(3,413,905)		673,032,950

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2023
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	1,399,752	~~W~~	1,171,870	~~W~~	(36,633)	~~W~~	2,534,989	~~W~~	497,743	~~W~~	399,571	~~W~~	478,640	~~W~~	167,820	~~W~~	295,738	~~W~~	—	~~W~~	4,374,501
Intersegment net operating revenues (expenses)		50,960		—		103,765		154,725		6,703		(25,065)		(29,333)		1,523		98,772		(207,325)		—

		1,450,712		1,171,870		67,132		2,689,714		504,446		374,506		449,307		169,343		394,510		(207,325)		4,374,501

Net interest income (expenses)		1,310,460		891,578		145,393		2,347,431		141,553		(63,370)		401,249		(83,595)		142,774		(62,177)		2,823,865
Interest income		2,717,968		1,879,678		673,706		5,271,352		402,547		188,252		569,280		140,521		317,664		(23,033)		6,866,583
Interest expense		(1,407,508)		(988,100)		(528,313)		(2,923,921)		(260,994)		(251,622)		(168,031)		(224,116)		(174,890)		(39,144)		(4,042,718)
Net fee and commission income (expenses)		110,367		72,582		124,489		307,438		161,130		(5,488)		156,456		(2,404)		293,347		3,527		914,006
Fee and commission income		149,310		109,231		159,007		417,548		218,886		8,636		434,934		462		329,284		(75,048)		1,334,702
Fee and commission expense		(38,943)		(36,649)		(34,518)		(110,110)		(57,756)		(14,124)		(278,478)		(2,866)		(35,937)		78,575		(420,696)
Net insurance income		—		—		—		—		—		276,686		2,498		113,702		—		(479)		392,407
Insurance income		—		—		—		—		—		2,447,515		5,194		219,813		—		(9,388)		2,663,134
Insurance expense		—		—		—		—		—		(2,170,829)		(2,696)		(106,111)		—		8,909		(2,270,727)
Net gains (losses) on financial instruments at fair value through profit or loss		(21,032)		—		287,576		266,544		124,058		132,324		547		355,684		53,854		(159,604)		773,407
Net other insurance finance income		—		—		—		—		—		(3,592)		—		(265,468)		—		—		(269,060)
Net other operating income (expenses)		50,917		207,710		(490,326)		(231,699)		77,705		37,946		(111,443)		51,424		(95,465)		11,408		(260,124)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2023
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(436,384)	~~W~~	(462,932)	~~W~~	(130,966)	~~W~~	(1,030,282)	~~W~~	(233,963)	~~W~~	(34,641)	~~W~~	(159,344)	~~W~~	(26,516)	~~W~~	(109,610)	~~W~~	28,070	~~W~~	(1,566,286)
Operating income before provision for credit losses		1,014,328		708,938		(63,834)		1,659,432		270,483		339,865		289,963		142,827		284,900		(179,255)		2,808,215
Reversal (provision) of credit losses		(361,075)		(30,185)		(32)		(391,292)		(8,170)		711		(178,121)		199		(92,484)		969		(668,188)
Net operating income (expenses)		653,253		678,753		(63,866)		1,268,140		262,313		340,576		111,842		143,026		192,416		(178,286)		2,140,027
Share of profit (loss) of associates and joint ventures		—		—		4,910		4,910		(17,976)		610		282		—		942		8,736		(2,496)
Net other non-operating income (expenses)		(3,701)		—		(34,185)		(37,886)		(57,381)		2,743		(289)		2,482		681		(4,015)		(93,665)
Segment profit (loss) before income tax expense		649,552		678,753		(93,141)		1,235,164		186,956		343,929		111,835		145,508		194,039		(173,565)		2,043,866
Income tax benefit (expense)		(165,547)		(171,687)		23,994		(313,240)		(46,304)		(89,955)		(28,693)		(40,757)		(34,917)		20,291		(533,575)

Profit (loss) for the period	~~W~~	484,005	~~W~~	507,066	~~W~~	(69,147)	~~W~~	921,924	~~W~~	140,652	~~W~~	253,974	~~W~~	83,142	~~W~~	104,751	~~W~~	159,122	~~W~~	(153,274)	~~W~~	1,510,291

Profit (loss) attributable to shareholders of the Parent Company		482,549		507,066		(58,099)		931,516		140,596		253,811		81,989		104,751		158,566		(162,521)		1,508,708
Profit (loss) attributable to non-controlling interests		1,456		—		(11,048)		(9,592)		56		163		1,153		—		556		9,247		1,583
Total assets *		221,851,975		165,821,667		142,339,211		530,012,853		61,266,989		37,729,688		29,365,575		31,953,218		63,413,640		(38,003,811)		715,738,152
Total liabilities *		201,871,592		203,560,029		88,032,505		493,464,126		54,967,833		31,474,133		24,545,751		27,823,185		25,562,612		(972,798)		656,864,842

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions and as of December 31, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Banking service	~~W~~	2,436,564	~~W~~	2,534,989
Securities service		542,284		497,743
Non-life insurance service		498,748		399,571
Credit card service		522,979		478,640
Life insurance service		141,599		167,820
Others		269,780		295,738

	~~W~~	4,411,954	~~W~~	4,374,501

5.2.2 Geographical information

Geographical net operating revenues from external for the three-month periods ended March 31, 2024 and 2023, and major non-current assets as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	Net operating revenues from external customers				Major non-current assets
	2024		2023		March 31, 2024		December 31, 2023
Domestic	~~W~~	4,065,183	~~W~~	3,989,699	~~W~~	10,053,525	~~W~~	9,851,765
United States		22,639		23,366		67,525		55,125
New Zealand		3,837		2,653		963		1,051
China		46,904		45,626		22,302		21,138
Cambodia		141,325		145,274		56,571		53,322
United Kingdom		14,886		10,968		4,956		4,616
Indonesia		88,499		80,924		419,463		418,115
Others		28,681		75,991		28,750		32,405
Consolidation adjustments		—		—		580,126		568,804

	~~W~~	4,411,954	~~W~~	4,374,501	~~W~~	11,234,181	~~W~~	11,006,341

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	30,509,269	~~W~~	30,509,401
Financial assets at fair value through profit or loss:		77,356,807		77,356,807
Due from financial institutions		56,158		56,158
Debt securities		72,403,696		72,403,696
Equity securities		4,372,849		4,372,849
Loans		424,590		424,590
Others		99,514		99,514
Derivatives held for trading		6,874,933		6,874,933
Derivatives held for hedging		385,507		385,507
Loans measured at amortized cost		448,194,423		448,654,837
Securities measured at amortized cost		38,963,163		38,019,696
Financial assets at fair value through other comprehensive income:		86,003,492		86,003,492
Debt securities		82,138,000		82,138,000
Equity securities		2,965,779		2,965,779
Loans		899,713		899,713
Other financial assets		24,666,655		24,666,655

	~~W~~712,954,249		~~W~~712,471,328

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,810,390	~~W~~	3,810,390
Financial liabilities designated at fair value through profit or loss		7,456,717		7,456,717
Derivatives held for trading		6,977,285		6,977,285
Derivatives held for hedging		259,306		259,306
Deposits		418,070,668		420,447,015
Borrowings		62,993,551		62,896,490
Debentures		70,002,922		70,052,812
Other financial liabilities		46,242,487		46,242,487

	~~W~~615,813,326		~~W~~618,142,502

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	29,836,311	~~W~~	29,833,886
Financial assets at fair value through profit or loss:		77,038,267		77,038,267
Due from financial institutions		79,811		79,811
Debt securities		72,658,432		72,658,432
Equity securities		4,022,555		4,022,555
Loans		183,726		183,726
Others		93,743		93,743
Derivatives held for trading		5,777,682		5,777,682
Derivatives held for hedging		379,946		379,946
Loans measured at amortized cost		444,805,287		445,144,428
Securities measured at amortized cost		39,701,389		38,763,702
Financial assets at fair value through other comprehensive income:		82,498,140		82,498,140
Debt securities		78,926,437		78,926,437
Equity securities		2,770,653		2,770,653
Loans		801,050		801,050
Other financial assets		16,544,513		16,544,513

	~~W~~	696,581,535	~~W~~	695,980,564

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,953,472	~~W~~	2,953,472
Financial liabilities designated at fair value through profit or loss		7,966,963		7,966,963
Derivatives held for trading		5,966,512		5,966,512
Derivatives held for hedging		244,127		244,127
Deposits		406,512,434		406,711,081
Borrowings		69,583,561		69,390,346
Debentures		69,176,668		68,975,750
Other financial liabilities		37,416,916		37,416,916

	~~W~~	599,820,653	~~W~~	599,625,167

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	22,757,060	~~W~~	36,117,355	~~W~~	18,482,392	~~W~~	77,356,807
Due from financial institutions		—		—		56,158		56,158
Debt securities		20,180,059		35,511,972		16,711,665		72,403,696
Equity securities		2,477,487		382,597		1,512,765		4,372,849
Loans		—		222,786		201,804		424,590
Others		99,514		—		—		99,514
Derivatives held for trading		28,169		6,787,028		59,736		6,874,933
Derivatives held for hedging		—		385,507		—		385,507
Financial assets at fair value through other comprehensive income:		39,944,298		44,559,709		1,499,485		86,003,492
Debt securities		39,245,441		42,892,559		—		82,138,000
Equity securities		698,857		767,437		1,499,485		2,965,779
Loans		—		899,713		—		899,713

	~~W~~	62,729,527	~~W~~	87,849,599	~~W~~	20,041,613	~~W~~	170,620,739

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,810,390	~~W~~	—	~~W~~	—	~~W~~	3,810,390
Financial liabilities designated at fair value through profit or loss		185,091		943,716		6,327,910		7,456,717
Derivatives held for trading		214,448		6,062,294		700,543		6,977,285
Derivatives held for hedging		—		259,306		—		259,306

	~~W~~	4,209,929	~~W~~	7,265,316	~~W~~	7,028,453	~~W~~	18,503,698

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	20,695,760	~~W~~	38,118,478	~~W~~	18,224,029	~~W~~	77,038,267
Due from financial institutions		—		26,020		53,791		79,811
Debt securities		18,541,335		37,663,855		16,453,242		72,658,432
Equity securities		2,060,682		428,367		1,533,506		4,022,555
Loans		—		236		183,490		183,726
Others		93,743		—		—		93,743
Derivatives held for trading		58,948		5,624,691		94,043		5,777,682
Derivatives held for hedging		—		379,946		—		379,946
Financial assets at fair value through other comprehensive income:		38,630,447		42,416,785		1,450,908		82,498,140
Debt securities		37,921,922		41,004,515		—		78,926,437
Equity securities		708,525		611,220		1,450,908		2,770,653
Loans		—		801,050		—		801,050

	~~W~~	59,385,155	~~W~~	86,539,900	~~W~~	19,768,980	~~W~~	165,694,035

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,953,472	~~W~~	—	~~W~~	—	~~W~~	2,953,472
Financial liabilities designated at fair value through profit or loss		56,686		881,791		7,028,486		7,966,963
Derivatives held for trading		104,866		5,100,869		760,777		5,966,512
Derivatives held for hedging		—		244,127		—		244,127

	~~W~~	3,115,024	~~W~~	6,226,787	~~W~~	7,789,263	~~W~~	17,131,074

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	36,117,355
Debt securities		35,511,972	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		382,597	DCF Model	Interest rate, Discount rate, and others
Loans		222,786	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		6,787,028	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model and others	Price of underlying asset, Underlying asset index, Interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		385,507	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		44,559,709
Debt securities		42,892,559	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		767,437	DCF Model	Discount rate
Loans		899,713	DCF Model	Discount rate

	~~W~~	87,849,599

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	943,716	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Method	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		6,062,294	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		259,306	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, risk-free interest rate and others

	~~W~~	7,265,316

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	38,118,478
Due from financial institutions		26,020	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		37,663,855	DCF Model, Closed Form, Monte Carlo Simulation Model, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of transferred asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		428,367	DCF Model	Interest rate, Discount rate, and others
Loans		236	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		5,624,691	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model and others	Price of underlying asset, Underlying asset index, interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		379,946	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, CRS interest rate and others
Financial assets at fair value through other comprehensive income:		42,416,785
Debt securities		41,004,515	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		611,220	DCF Model	Discount rate
Loans		801,050	DCF Model	Discount rate

	~~W~~	86,539,900

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	881,791	DCF Model, Closed Form, Monte Carlo Simulation Model, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		5,100,869	DCF Model, Closed Form, Monte Carlo Simulation Model, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		244,127	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, risk-free interest rate and others

	~~W~~	6,226,787

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,140,087	~~W~~	25,317,716	~~W~~	2,051,598	~~W~~	30,509,401
Loans measured at amortized cost		—		112,551		448,542,286		448,654,837
Securities measured at amortized cost [2]		4,405,406		33,588,616		25,674		38,019,696
Other financial assets [2]		—		—		24,666,655		24,666,655

	~~W~~	7,545,493	~~W~~	59,018,883	~~W~~	475,286,213	~~W~~	541,850,589

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	172,434,438	~~W~~	248,012,577	~~W~~	420,447,015
Borrowings [3]		—		5,650,338		57,246,152		62,896,490
Debentures		—		62,208,265		7,844,547		70,052,812
Other financial liabilities [2]		—		—		46,242,487		46,242,487

	~~W~~	—	~~W~~	240,293,041	~~W~~	359,345,763	~~W~~	599,638,804

(In millions of Korean won)	December 31, 2023
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,775,618	~~W~~	24,501,232	~~W~~	2,557,036	~~W~~	29,833,886
Loans measured at amortized cost		—		145,330		444,999,098		445,144,428
Securities measured at amortized cost [2]		4,328,010		34,410,808		24,884		38,763,702
Other financial assets [2]		—		—		16,544,513		16,544,513

	~~W~~	7,103,628	~~W~~	59,057,370	~~W~~	464,125,531	~~W~~	530,286,529

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	167,135,143	~~W~~	239,575,938	~~W~~	406,711,081
Borrowings [3]		—		5,835,132		63,555,214		69,390,346
Debentures		—		61,678,464		7,297,286		68,975,750
Other financial liabilities [2]		—		—		37,416,916		37,416,916

	~~W~~	—	~~W~~	234,648,739	~~W~~	347,845,354	~~W~~	582,494,093

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]

Borrowings of ~~W~~ 38,746 million and ~~W~~ 38,191 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of March 31, 2024 and December 31, 2023, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	112,551	DCF Model	Discount rate
Securities measured at amortized cost		33,588,616	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	33,701,167

Financial liabilities
Borrowings	~~W~~	5,611,592	DCF Model	Discount rate
Debentures		62,208,265	DCF Model	Discount rate

	~~W~~	67,819,857

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	145,330	DCF Model	Discount rate
Securities measured at amortized cost		34,410,808	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	34,556,138

Financial liabilities
Borrowings	~~W~~	5,796,941	DCF Model	Discount rate
Debentures		61,678,464	DCF Model	Discount rate

	~~W~~	67,475,405

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of Korean won)	March 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,051,598	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		448,542,286	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	450,593,884

Financial liabilities
Deposits	~~W~~	248,012,577	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		57,246,152	DCF Model	Other spread, Interest rate
Debentures		7,844,547	DCF Model	Other spread, Interest rate

	~~W~~	313,103,276

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,557,036	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		444,999,098	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	447,556,134

Financial liabilities
Deposits	~~W~~	239,575,938	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		63,555,214	DCF Model	Other spread, Interest rate
Debentures		7,297,286	DCF Model	Other spread, Interest rate

	~~W~~	310,428,438

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	53,791	~~W~~	17,986,749	~~W~~	183,491	~~W~~	1,450,908	~~W~~	(7,028,486)	~~W~~	(666,734)
Total gains or losses:
Profit or loss		2,367		176,494		(253,741)		1,436		10,787		(135,364)
Other comprehensive income (loss)		—		1		—		(1,454)		(12,756)		—
Purchases		—		950,341		272,054		45,616		—		2,182
Sales		—		(883,601)		—		2,979		—		(2,392)
Issues		—		—		—		—		(324,168)		(43)
Settlements		—		—		—		—		1,026,713		161,544
Transfers into Level 3 *		—		7,112		—		—		—		—
Transfers out of Level 3 *		—		(12,666)		—		—		—		—

Ending	~~W~~	56,158	~~W~~	18,224,430	~~W~~	201,804	~~W~~	1,499,485	~~W~~	(6,327,910)	~~W~~	(640,807)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	45,025	~~W~~	16,479,588	~~W~~	149,074	~~W~~	1,486,478	~~W~~	(8,231,303)	~~W~~	(659,816)
Total gains or losses:
Profit or loss		3,737		211,261		30,964		1,696		(514,692)		152,843
Other comprehensive income (loss)		—		—		—		(18,206)		(50,226)		—
Purchases		—		978,438		—		56,257		—		214
Sales		—		(1,685,844)		—		(40,388)		—		(4,247)
Issues		—		—		—		—		(941,315)		(752)
Settlements		—		—		—		—		1,428,746		18,015
Transfers into Level 3 *		—		—		—		—		—		—
Transfers out of Level 3 *		—		(9)		—		—		—		—

Ending	~~W~~	48,762	~~W~~	15,983,434	~~W~~	180,038	~~W~~	1,485,837	~~W~~	(8,308,790)	~~W~~	(493,743)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024						2023
	Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	(305,911)	~~W~~	107,890	~~W~~	—	~~W~~	(183,641)	~~W~~	69,450	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		(291,576)		95,352		—		(146,510)		178,692		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~56,158	Hull-white Model	Volatility	56.12 ~ 69.15	The higher the volatility, the higher the fair value fluctuation
Debt securities	16,711,665

DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

			Growth rate	0.00 ~ 100.00	The higher the growth rate, the higher the fair value
			Volatility	10.00 ~ 97.30	The higher the volatility, the higher the fair value fluctuation
			Discount rate	0.00 ~ 15.14	The lower the discount rate, the higher the fair value
			Volatility of stock price	10.00 ~ 30.08	The higher the volatility, the higher the fair value
			Correlation coefficient between underlying assets	-59.75 ~ 90.00	The higher the correlation coefficient, the higher the fair value fluctuation
			Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
			Recovery rate	40	The higher the recovery rate, the higher the fair value
			Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities	1,512,765	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
			Discount rate	8.00 ~ 34.00	The lower the discount rate, the higher the fair value
			Volatility	0.40 ~ 45.50	The higher the volatility, the higher the fair value fluctuation
Loans	201,804	DCF Model	Discount rate	9.87	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	March 31, 2024
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~ 36,603	DCF Model, Closed Form, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	12.41 ~ 50.38	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	-59.75 ~ 77.99	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others	23,133	DCF Model, Hull-white Model, Monte Carlo Simulation, Closed Form	Volatility	4.07 ~ 97.30	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	-59.75 ~ 77.66	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	1,499,485	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
			Discount rate	8.83 ~ 19.90	The lower the discount rate, the higher the fair value
			Volatility	20.60 ~ 27.96	The higher the volatility, the higher the fair value fluctuation

~~W~~ 20,041,613

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	March 31, 2024
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~6,327,910	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	1.00 ~ 97.30	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	-59.75 ~ 89.87	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index	311,550	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	12.41 ~ 50.38	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	-59.75 ~ 77.99	The higher the correlation coefficient, the higher the fair value fluctuation
Others	388,993	DCF Model, Hull-white Model, Monte Carlo Simulation, Closed Form	Discount rate	4.53 ~ 4.74	The lower the discount rate, the higher the fair value
			Volatility of underlying asset	6.47 ~ 97.30	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying assets	-49.47 ~ 89.87	The higher the correlation coefficient, the higher the fair value fluctuation

~~W~~7,028,453

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	53,791	Hull-white Model	Interest rate	3.20	The lower the interest rate, the higher the fair value
Debt securities		16,453,242

DCF Model, Closed Form, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	14.01 ~ 76.22	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.48 ~ 16.27	The lower the discount rate, the higher the fair value
				Volatility of stock price	10.00 ~ 32.55	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,533,506

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	2.15 ~ 38.00	The lower the discount rate, the higher the fair value
				Volatility of stock price	0.51 ~ 45.50	The higher the volatility, the higher the fair value fluctuation
Loans		183,490	DCF Model	Discount rate	9.87	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Derivatives held for trading:
Stock and index	~~W~~	72,540	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value	Volatility of underlying asset	13.79 ~ 52.45	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.02 ~ 77.96	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		21,503	DCF Model, Hull-white Model, Monte Carlo Simulation, Closed Form	Volatility	9.10 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	60.17 ~ 78.88	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,450,908	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Net Asset Value Method, Market Value Approach, Income Approach and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.83 ~ 19.90	The lower the discount rate, the higher the fair value
				Volatility	20.60 ~ 27.96	The higher the volatility, the higher the fair value fluctuation

	~~W~~	19,768,980

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~7,028,486	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Valuation	Volatility of underlying asset	1.00 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying assets	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index	437,662	DCF Model, Closed Form, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Valuation	Volatility of underlying asset	13.79 ~ 52.45	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying assets	-60.02 ~ 77.96	The higher the correlation coefficient, the higher the fair value fluctuation
Others	323,115	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	5.07 ~ 5.19	The lower the discount rate, the higher the fair value
			Volatility of underlying asset	4.49 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying assets	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation

~~W~~7,789,263

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	200	~~W~~	(212)	~~W~~	—	~~W~~	—
Debt securities [4]		88,720		(94,860)		—		—
Equity securities [3]		19,367		(13,528)		—		—
Loans [5]		2,182		(1,980)		—		—
Derivatives held for trading [2]		6,290		(6,977)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		92,546		(56,705)

	~~W~~	116,759	~~W~~	(117,557)	~~W~~	92,546	~~W~~	(56,705)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	34,367	~~W~~	(34,317)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		17,380		(18,192)		—		—

	~~W~~	51,747	~~W~~	(52,509)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2023
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	211	~~W~~	(224)	~~W~~	—	~~W~~	—
Debt securities [4]		94,310		(94,063)		—		—
Equity securities [3]		25,683		(17,107)		—		—
Loans [5]		2,218		(2,010)		—		—
Derivatives held for trading [2]		8,150		(8,723)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		95,829		(56,625)

	~~W~~	130,572	~~W~~	(122,127)	~~W~~	95,829	~~W~~	(56,625)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	43,114	~~W~~	(42,487)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		17,983		(19,125)		—		—

	~~W~~	61,097	~~W~~	(61,612)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value by ±1%p and volatility of underlying asset, growth rate by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.
[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (-1%p~1%p).
[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.2.4 Valuation gains and losses on transaction day

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred valuation gains and losses on transaction day for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Balance at the beginning of the period	~~W~~	23,431	~~W~~	71,504
New transactions		13,646		29,001
Changes during the period		(22,055)		(45,228)

Balance at the end of the period	~~W~~	15,022	~~W~~	55,277

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)
	March 31, 2024
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30,509,269	~~W~~	—	~~W~~	30,509,269
Financial assets at fair value through profit or loss		77,356,807		—		—		—		—		77,356,807
Derivative financial assets		6,874,933		—		—		—		385,507		7,260,440
Loans measured at amortized cost		—		—		—		448,194,423		—		448,194,423
Financial investments		—		83,037,714		2,965,778		38,963,163		—		124,966,655
Other financial assets		—		—		—		24,666,655		—		24,666,655

	~~W~~	84,231,740	~~W~~	83,037,714	~~W~~	2,965,778	~~W~~	542,333,510	~~W~~	385,507	~~W~~	712,954,249

(In millions of Korean won)
	March 31, 2024
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,810,390	~~W~~	7,456,717	~~W~~	—	~~W~~	—	~~W~~	11,267,107
Derivative financial liabilities		6,977,285		—		—		259,306		7,236,591
Deposits		—		—		418,070,668		—		418,070,668
Borrowings		—		—		62,993,551		—		62,993,551
Debentures		—		—		70,002,922		—		70,002,922
Other financial liabilities *		—		—		46,242,487		—		46,242,487

	~~W~~	10,787,675	~~W~~	7,456,717	~~W~~	597,309,628	~~W~~	259,306	~~W~~	615,813,326

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)
	December 31, 2023
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	29,836,311	~~W~~	—	~~W~~	29,836,311
Financial assets at fair value through profit or loss		77,038,267		—		—		—		—		77,038,267
Derivative financial assets		5,777,682		—		—		—		379,946		6,157,628
Loans measured at amortized cost		—		—		—		444,805,287		—		444,805,287
Financial investments		—		79,727,487		2,770,653		39,701,389		—		122,199,529
Other financial assets		—		—		—		16,544,513		—		16,544,513

	~~W~~	82,815,949	~~W~~	79,727,487	~~W~~	2,770,653	~~W~~	530,887,500	~~W~~	379,946	~~W~~	696,581,535

(In millions of Korean won)
	December 31, 2023
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,953,472	~~W~~	7,966,963	~~W~~	—	~~W~~	—	~~W~~	10,920,435
Derivative financial liabilities		5,966,512		—		—		244,127		6,210,639
Deposits		—		—		406,512,434		—		406,512,434
Borrowings		—		—		69,583,561		—		69,583,561
Debentures		—		—		69,176,668		—		69,176,668
Other financial liabilities *		—		—		37,416,916		—		37,416,916

	~~W~~	8,919,984	~~W~~	7,966,963	~~W~~	582,689,579	~~W~~	244,127	~~W~~	599,820,653

*	Other financial liabilities include lease liabilities that are not included in the category of financial instruments measured at amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of March 31, 2024	March 31, 2024		December 31, 2023
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	0.00 ~ 3.52	~~W~~	16,072,745	~~W~~	13,731,708
	Due from banks	Hana Bank and others	0.00 ~ 6.00		2,413,422		3,953,940
	Due from others	Samsung securities and others	0.00 ~ 5.00		1,168,654		1,030,310

					19,654,821		18,715,958

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	OCBC and others	0.00 ~ 5.16		5,727,337		6,210,917
	Time deposits in foreign currencies	AGRICULTURAL BANK OF CHINA NEW YORK BRANCH and others	0.00 ~ 7.35		330,751		442,122
	Due from others	THE BANK OF NEW YORK MELLON and others	0.00 ~ 9.50		2,256,067		2,211,303
					8,314,155		8,864,342

				~~W~~	27,968,976	~~W~~	27,580,300

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		Financial institutions	March 31, 2024	December 31, 2023		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~16,072,745	~~W~~	13,731,708	Bank of Korea Act
	Due from banks	Korea Development Bank and others	63,929		40,721	Net settlement and others
	Due from others	Samsung futures and others	603,918		799,361	Derivatives margin account and others

			16,740,592		14,571,790

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	1,545,872		1,630,348	Bank of Korea Act and others
	Time deposits in foreign currencies	AGRICULTURAL BANK OF CHINA NEW YORK BRANCH and others	90,096		86,406	Bank Act of the State of New York and others
	Due from others	THE BANK OF NEW YORK MELLON and others	1,867,049		1,689,065	Derivatives margin account and others

			3,503,017		3,405,819

			~~W~~20,243,609	~~W~~	17,977,609

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

7.3 Changes in allowances for credit losses of due from financial institutions for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	1,021	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Reversal of credit losses		(291)		—		—
Others		266		—		—

Ending	~~W~~	996	~~W~~	—	~~W~~	—

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,743	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision for credit losses		(954)		—		—
Others		2		—		—

Ending	~~W~~	1,791	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

8.1 Details of derivative financial instruments held for trading as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)

	March 31, 2024						December 31, 2023
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	16,231,153	~~W~~	487,672	~~W~~	351,937	~~W~~	14,872,481	~~W~~	488,542	~~W~~	465,983
Futures *		5,120,393		1,363		1,931		5,398,495		6,226		4,576
Swaps		444,759,409		619,219		584,614		416,613,927		556,985		574,865
Options		8,434,000		217,645		205,989		9,384,000		203,718		208,277

		474,544,955		1,325,899		1,144,471		446,268,903		1,255,471		1,253,701

Currency
Forwards		170,984,144		2,306,167		1,512,544		136,805,906		1,316,968		1,273,558
Futures *		657,025		744		457		576,730		696		989
Swaps		83,492,034		2,789,026		3,343,357		84,027,181		2,731,314		2,426,152
Options		1,292,075		4,769		6,072		1,238,475		7,668		4,713

		256,425,278		5,100,706		4,862,430		222,648,292		4,056,646		3,705,412

Stock and index
Futures *		2,464,509		7,843		39,184		1,352,920		11,179		13,232
Swaps		5,492,511		267,298		396,864		5,165,523		330,132		493,475
Options		4,591,170		119,875		232,855		4,880,805		80,576		240,274

		12,548,190		395,016		668,903		11,399,248		421,887		746,981

Credit
Swaps		3,267,227		27,125		18,697		2,864,357		17,799		8,695

		3,267,227		27,125		18,697		2,864,357		17,799		8,695

Commodity
Futures *		54,171		363		1,789		26,037		1,305		106
Swaps		34,791		7,318		7,321		31,635		4,348		4,352
Options		89,964		452		450		100,484		1,091		1,147

		178,926		8,133		9,560		158,156		6,744		5,605

Others		841,084		18,054		273,224		788,841		19,135		246,118

	~~W~~	747,805,660	~~W~~	6,874,933	~~W~~	6,977,285	~~W~~	684,127,797	~~W~~	5,777,682	~~W~~	5,966,512

*	Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	3,570,730	~~W~~	2,710,800	~~W~~	1,494,037	~~W~~	335,441	~~W~~	810,437	~~W~~	2,003,030	~~W~~	10,924,475
Average price condition (%)		4.38		5.00		5.15		5.58		6.93		4.02		4.84
Average price condition (KRW/USD)		1,269.75		1,265.88		1,267.35		—		—		—		1,269.01
Average price condition (KRW/EUR)		1,375.47		1,441.10		1,440.95		—		—		—		1,408.43
Average price condition (KRW/AUD)		881.84		846.74		—		—		—		—		875.61
Average price condition (KRW/GBP)		1,587.90		1,535.25		—		—		—		—		1,536.92
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	1,443,626	~~W~~	2,505,607	~~W~~	2,045,905	~~W~~	1,293,798	~~W~~	145,536	~~W~~	160,000	~~W~~	7,594,472
Average price condition (%)		3.73		4.10		2.92		5.59		2.67		3.11		4.30
Average price condition (KRW/USD)		1,204.48		1,192.85		1,213.46		1,299.33		1,306.77		—		1,264.01
Average price condition (KRW/EUR)		1,364.00		1,374.73		—		1,392.00		—		—		1,372.29
Average price condition (KRW/AUD)		853.4		889		—		—		—		—		866.92
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	51,313	~~W~~	—	~~W~~	216,835	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	268,148
Average price condition (KRW/USD)		1,071.00		—		1,178.92		—		—		—		1,158.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	2,998,238	~~W~~	3,555,510	~~W~~	1,667,087	~~W~~	349,482	~~W~~	267,778	~~W~~	2,304,270	~~W~~	11,142,365
Average price condition (%)		4.77		4.86		5.18		5.23		5.73		4.93		4.95
Average price condition (KRW/USD)		1,257.22		1,277.42		1,242.04		—		—		—		1,257.90
Average price condition (KRW/EUR)		1,373.58		1,427.96		1,436.77		—		—		—		1,404.28
Average price condition (KRW/AUD)		872.12		840.73		—		—		—		—		869.67
Average price condition (KRW/GBP)		—		1,536.92		—		—		—		—		1,536.92
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	1,651,669	~~W~~	2,035,885	~~W~~	1,994,375	~~W~~	1,364,708	~~W~~	154,813	~~W~~	160,000	~~W~~	7,361,450
Average price condition (%)		4.6		3.05		11.94		7.98		2.67		3.11		10.68
Average price condition (KRW/USD)		1,220.93		1,221.93		1,230.48		1,325.04		1,147.95		—		1,235.39
Average price condition (KRW/EUR)		1,364.00		1,374.73		—		—		1,392.00		—		1,372.29
Average price condition (KRW/AUD)		856.4		851.5		889		—		—		—		866.92
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	31,332	~~W~~	—	~~W~~	207,593	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	238,925
Average price condition (KRW/USD)		1,071.00		—		1,178.92		—		—		—		1,164.76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of March 31, 2024 and December 31, 2023 and changes in fair value for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)		March 31, 2024								2024
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting Interest rate
	Debt securities in Korean won	~~W~~	1,867,013	~~W~~	—	~~W~~	(48,179)	~~W~~	—	~~W~~	1,150
	Debt securities in foreign currencies		2,239,261		—		(103,701)		—		(6,366)
	Deposits in Korean won		—		238,801		—		(1,199)		1,184
	Deposits in foreign currencies		—		32,476		—		(7,929)		1,262
	Debentures in Korean won		—		3,188,807		—		(159,150)		16,975
	Debentures in foreign currencies		—		1,419,984		—		(88,432)		19,726

			4,106,274		4,880,068		(151,880)		(256,710)		33,931

Currency
	Debt securities in foreign currencies		1,460,576		—		155,583		—		59,342

			1,460,576		—		155,583		—		59,342

		~~W~~	5,566,850	~~W~~	4,880,068	~~W~~	3,703	~~W~~	(256,710)	~~W~~	93,273

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

8.3.1 Details of fair value hedged items as of March 31, 2024 and December 31, 2023 and changes in fair value for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023								2023
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting Interest rate
	Debt securities in Korean won	~~W~~	1,975,442	~~W~~	—	~~W~~	(50,746)	~~W~~	—	~~W~~	31,436
	Debt securities in foreign currencies		2,585,073		—		(111,902)		—		32,577
	Deposits in Korean won		—		49,985		—		(15)		—
	Deposits in foreign currencies		—		32,016		—		(6,667)		(723)
	Debentures in Korean won		—		5,678,927		—		(141,073)		(62,513)
	Debentures in foreign currencies		—		1,310,952		—		(68,706)		(13,577)

			4,560,515		7,071,880		(162,648)		(216,461)		(12,800)

Currency
	Debt securities in foreign currencies		1,525,072		—		140,391		—		3,524

			1,525,072		—		140,391		—		3,524

		~~W~~	6,085,587	~~W~~	7,071,880	~~W~~	(22,257)	~~W~~	(216,461)	~~W~~	(9,276)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

8.3.2 Details of derivative instruments designated as fair value hedge as of March 31, 2024 and December 31, 2023 and changes in fair value for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	March 31, 2024						2024
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Swaps	~~W~~	9,409,871	~~W~~	106,144	~~W~~	95,116	~~W~~	(29,393)
Currency
Forwards		1,514,604		7,126		46,372		(48,944)

	~~W~~	10,924,475	~~W~~	113,270	~~W~~	141,488	~~W~~	(78,337)

(In millions of Korean won)	December 31, 2023						2023
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Swaps	~~W~~	9,654,617	~~W~~	111,360	~~W~~	75,776	~~W~~	19,106
Currency
Forwards		1,487,748		18,916		28,793		(34,224)

	~~W~~	11,142,365	~~W~~	130,276	~~W~~	104,569	~~W~~	(15,118)

8.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)
	2024		2023
Hedge accounting
Interest rate	~~W~~	5,606	~~W~~	6,306
Currency		10,398		(30,700)

	~~W~~	16,004	~~W~~	(24,394)

8.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Losses on hedging instruments	~~W~~	(77,269)	~~W~~	(16,661)
Gains (losses) on hedged items attributable to the hedged risk		92,365		(8,396)
	~~W~~	15,096	~~W~~	(25,057)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of March 31, 2024 and December 31, 2023 and changes in fair value for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Cash flow hedge reserve				Changes in fair value
	March 31, 2024		December 31, 2023		2024		2023
Hedge accounting
Interest rate risk	~~W~~	76,801	~~W~~	113,361	~~W~~	49,800	~~W~~	11,856
Currency risk		(40,043)		(39,806)		(39,134)		(9,580)

	~~W~~	36,758	~~W~~	73,555	~~W~~	10,666	~~W~~	2,276

8.4.2 Details of derivative instruments designated as cash flow hedge as of March 31, 2024 and December 31, 2023 and changes in fair value for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	March 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	813,751	~~W~~	52,628	~~W~~	14,008	~~W~~	(43,599)
Swaps		2,675,285		76,116		566		19,495
Currency
Swaps		4,105,436		143,493		100,348		55,773
	~~W~~	7,594,472	~~W~~	272,237	~~W~~	114,922	~~W~~	31,669

(In millions of Korean won)	December 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	750,396	~~W~~	105,124	~~W~~	7,856	~~W~~	3,269
Swaps		3,115,818		59,376		3,547		(27,615)
Currency
Swaps		3,495,236		85,170		122,848		9,301
	~~W~~	7,361,450	~~W~~	249,670	~~W~~	134,251	~~W~~	(15,045)

8.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023

Gains (losses) on hedging instruments:	~~W~~	31,669	~~W~~	(15,045)
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		31,166		(15,587)
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)		503		542

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

8.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Other comprehensive income (loss)	~~W~~	31,166	~~W~~	(15,587)
Reclassification to profit or loss		(63,308)		(16,462)
Income tax effect		(4,655)		(3,416)

	~~W~~	(36,797)	~~W~~	(35,465)

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of March 31, 2024 and December 31, 2023 and changes in fair value for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Foreign currency translation reserve				Changes in fair value
	March 31, 2024		December 31, 2023		2024		2023
Hedge accounting
Currency risk	~~W~~	(180,604)	~~W~~	(129,401)	~~W~~	69,570	~~W~~	40,949

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of March 31, 2024 and December 31, 2023 and changes in fair value for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	March 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	51,313	~~W~~	—	~~W~~	2,896	~~W~~	2,411
Debentures in foreign currencies		1,507,798		—		1,507,798		(71,981)

	~~W~~	1,559,111	~~W~~	—	~~W~~	1,510,694	~~W~~	(69,570)

(In millions of Korean won)	December 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	31,332	~~W~~	—	~~W~~	5,307	~~W~~	(1,748)
Debentures in foreign currencies		1,435,817		—		1,435,817		(39,201)

	~~W~~	1,467,149	~~W~~	—	~~W~~	1,441,124	~~W~~	(40,949)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Debentures in foreign currencies	~~W~~	1,579,807	~~W~~	1,509,978

8.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Losses on hedging instruments:	~~W~~	(69,570)	~~W~~	(40,949)
Effective portion of losses on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(69,570)		(40,949)
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

8.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Other comprehensive loss	~~W~~	(69,570)	~~W~~	(40,949)
Reclassification to profit or loss		—		—
Income tax effect		18,367		10,816

	~~W~~	(51,203)	~~W~~	(30,133)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

9. Loans Measured at Amortized Cost

9.1 Details of loans as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Loans measured at amortized cost	~~W~~	453,130,650	~~W~~	449,676,848
Deferred loan origination fees and costs		612,710		591,244
Less: Allowances for credit losses		(5,548,937)		(5,462,805)

	~~W~~	448,194,423	~~W~~	444,805,287

9.2 Details of loans to banks as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Loans measured at amortized cost	~~W~~	10,981,368	~~W~~	11,569,466
Less: Allowances for credit losses		(17,034)		(20,429)

	~~W~~	10,964,334	~~W~~	11,549,037

9.3 Details of loan types and customer types of loans to customers other than banks as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	179,209,001	~~W~~	192,453,487	~~W~~	—	~~W~~	371,662,488
Loans in foreign currencies		5,125,327		27,151,871		—		32,277,198
Domestic import usance bills		—		3,723,360		—		3,723,360
Off-shore funding loans		—		511,664		—		511,664
Call loans		—		50,000		—		50,000
Bills bought in Korean won		—		2,200		—		2,200
Bills bought in foreign currencies		—		2,319,674		—		2,319,674
Guarantee payments under acceptances and guarantees		—		10,808		—		10,808
Credit card receivables in Korean won		—		—		22,105,714		22,105,714
Credit card receivables in foreign currencies		—		—		48,740		48,740
Bonds purchased under repurchase agreements		—		2,071,470		—		2,071,470
Privately placed bonds		—		448,930		—		448,930
Factored receivables		45		189		—		234
Lease receivables		436,064		296,833		—		732,897
Loans for installment credit		6,010,644		785,971		—		6,796,615

		190,781,081		229,826,457		22,154,454		442,761,992

Proportion (%)		43.09		51.91		5.00		100.00
Less: Allowances for credit losses		(1,425,884)		(3,132,711)		(973,308)		(5,531,903)

	~~W~~	189,355,197	~~W~~	226,693,746	~~W~~	21,181,146	~~W~~	437,230,089

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

9.3 Details of loan types and customer types of loans to customers other than banks as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	178,476,837	~~W~~	190,160,636	~~W~~	—	~~W~~	368,637,473
Loans in foreign currencies		4,859,698		25,449,011		—		30,308,709
Domestic import usance bills		—		3,398,981		—		3,398,981
Off-shore funding loans		—		507,683		—		507,683
Call loans		—		269,198		—		269,198
Bills bought in Korean won		—		1,861		—		1,861
Bills bought in foreign currencies		—		1,276,579		—		1,276,579
Guarantee payments under acceptances and guarantees		—		20,085		—		20,085
Credit card receivables in Korean won		—		—		22,304,522		22,304,522
Credit card receivables in foreign currencies		—		—		45,449		45,449
Bonds purchased under repurchase agreements		—		3,633,073		—		3,633,073
Privately placed bonds		—		901,609		—		901,609
Factored receivables		70		99		—		169
Lease receivables		447,494		337,407		—		784,901
Loans for installment credit		5,908,190		700,144		—		6,608,334

		189,692,289		226,656,366		22,349,971		438,698,626

Proportion (%)		43.24		51.67		5.09		100.00
Less: Allowances for credit losses		(1,369,081)		(3,137,470)		(935,825)		(5,442,376)

	~~W~~	188,323,208	~~W~~	223,518,896	~~W~~	21,414,146	~~W~~	433,256,250

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024

	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	584,650	~~W~~	283,382	~~W~~	501,049	~~W~~	939,640	~~W~~	935,715	~~W~~	1,282,544	~~W~~	206,525	~~W~~	328,152	~~W~~	401,148
Transfer between stages:
Transfer to 12-month expected credit losses		52,734		(48,864)		(3,870)		82,515		(80,082)		(2,433)		43,883		(42,197)		(1,686)
Transfer to lifetime expected credit losses		(44,333)		65,072		(20,739)		(139,469)		148,638		(9,169)		(21,078)		26,881		(5,803)
Impairment		(6,759)		(68,933)		75,692		(1,885)		(75,837)		77,722		(1,303)		(73,343)		74,646
Write-offs		—		—		(134,934)		—		—		(64,496)		—		—		(150,998)
Sales		(272)		(246)		(19,227)		—		(333)		(33,303)		—		—		—
Provision (reversal) for credit losses [1,2]		(8,568)		48,997		167,253		23,907		(17,231)		62,931		(21,793)		71,923		151,760
Others (exchange differences, etc.)		617		291		2,892		(3,596)		3,299		20,668		39		42		(13,490)

Ending	~~W~~	578,069	~~W~~	279,699	~~W~~	568,116	~~W~~	901,112	~~W~~	914,169	~~W~~	1,334,464	~~W~~	206,273	~~W~~	311,458	~~W~~	455,577

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023

	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	602,037	~~W~~	284,816	~~W~~	450,513	~~W~~	522,552	~~W~~	561,936	~~W~~	901,288	~~W~~	163,185	~~W~~	354,315	~~W~~	320,342
Transfer between stages:
Transfer to 12-month expected credit losses		55,094		(52,194)		(2,900)		61,522		(42,662)		(18,860)		54,295		(49,988)		(4,307)
Transfer to lifetime expected credit losses		(37,148)		51,168		(14,020)		(33,114)		48,928		(15,814)		(20,725)		22,301		(1,576)
Impairment		(4,115)		(46,781)		50,896		(1,277)		(35,598)		36,875		(661)		(67,502)		68,163
Write-offs		—		—		(112,702)		—		—		(37,236)		—		—		(118,121)
Sales		(207)		(347)		(1,624)		99		(188)		(4,921)		—		—		—
Provision (reversal) for credit losses [1,2]		(15,086)		55,445		132,533		141,358		126,828		103,854		(22,119)		75,525		124,060
Others (exchange differences, etc.)		1,157		536		16,322		2,605		4,182		43,329		187		9		(9,295)

Ending	~~W~~	601,732	~~W~~	292,643	~~W~~	519,018	~~W~~	693,745	~~W~~	663,426	~~W~~	1,008,515	~~W~~	174,162	~~W~~	334,660	~~W~~	379,266

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of financial investments (Note 11.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 18.2), provision (reversal) for credit losses of financial guarantee contracts (Note 18.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~ 72,724 million and ~~W~~ 92,434 million of collections from written-off loans for the three-month periods ended March 31, 2024 and 2023, respectively.

The amount of financial assets that the Group wrote off during the current year but is continuing recovery activities is ~~W~~ 350,428 million. Also, the Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 10,236,175 million and ~~W~~ 10,301,118 million as of March 31, 2024 and December 31, 2023, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

10.2 Changes in gross carrying amount of loans for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024

	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	408,283,402	~~W~~	37,076,587	~~W~~	4,908,103
Transfer between stages:
Transfer to 12-month expected credit losses		9,509,690		(9,035,604)		(474,086)
Transfer to lifetime expected credit losses (non-impaired)		(12,012,888)		12,238,947		(226,059)
Transfer to lifetime expected credit losses (impaired)		(258,842)		(1,224,810)		1,483,652
Write-offs		—		—		(350,428)
Sales		(1,291,854)		(19,985)		(199,428)
Net increase (decrease) (execution, repayment, and others)		6,765,762		(1,642,925)		214,126

Ending	~~W~~	410,995,270	~~W~~	37,392,210	~~W~~	5,355,880

(In millions of Korean won)	2023

	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	399,089,134	~~W~~	34,563,171	~~W~~	3,547,610
Transfer between stages:
Transfer to 12-month expected credit losses		10,798,013		(10,353,019)		(444,994)
Transfer to lifetime expected credit losses (non-impaired)		(10,306,126)		10,618,206		(312,080)
Transfer to lifetime expected credit losses (impaired)		(761,095)		(860,228)		1,621,323
Write-offs		—		(1)		(268,058)
Sales		(1,520,510)		(6,142)		(40,956)
Net increase (decrease) (execution, repayment, and others)		2,962,015		(1,519,686)		50,030

Ending	~~W~~	400,261,431	~~W~~	32,442,301	~~W~~	4,152,875

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023

Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	10,148,069	~~W~~	10,100,109
Financial bonds		11,564,212		12,793,559
Corporate bonds		6,791,335		6,677,388
Asset-backed securities		38,706		68,093
Beneficiary certificates		22,396,103		20,511,995
Derivative-linked securities		1,931,370		2,197,575
Other debt securities		19,533,901		20,309,713
Equity securities:
Stocks		3,882,186		3,498,880
Other equity securities		490,663		523,675
Loans:
Privately placed bonds		168,637		150,208
Other loans		255,953		33,518
Due from financial institutions:
Other due from financial institutions		56,158		79,811
Others		99,514		93,743

	~~W~~	77,356,807	~~W~~	77,038,267

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	34,565,457	~~W~~	33,455,476
Financial bonds		22,099,092		20,898,723
Corporate bonds		23,132,771		22,492,869
Asset-backed securities		2,228,260		1,963,242
Other debt securities		112,420		116,127
Equity securities:
Stocks		1,955,021		1,951,150
Equity investments		1,541		9,560
Other equity securities		1,009,217		809,943
Loans:
Privately placed bonds		899,713		801,050

		86,003,492		82,498,140

Financial assets at amortized cost
Debt securities:
Government and public bonds		6,430,277		6,507,625
Financial bonds		14,152,349		14,257,747
Corporate bonds		8,895,850		9,368,943
Asset-backed securities		9,326,099		9,418,498
Other debt securities		177,693		167,848
Less: Allowances for credit losses		(19,105)		(19,272)

		38,963,163		39,701,389

	~~W~~	124,966,655	~~W~~	122,199,529

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)		2024				2023
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	—	~~W~~	3,597	~~W~~	—	~~W~~	136
	Unlisted		—		15,119		245		13,395
Other equity securities			343		10,732		—		6,605

		~~W~~	343	~~W~~	29,448	~~W~~	245	~~W~~	20,136

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)		2024				2023
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	8,054	~~W~~	(5,586)	~~W~~	—	~~W~~	(758)
	Unlisted		—		—		—		—

		~~W~~	8,054	~~W~~	(5,586)	~~W~~	—	~~W~~	(758)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

11.4 Provision (reversal) for credit losses of financial investments for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	3,282	~~W~~	(1,717)	~~W~~	1,565
Loans measured at fair value through other comprehensive income		236		(171)		65
Securities measured at amortized cost		720		(903)		(183)

	~~W~~	4,238	~~W~~	(2,791)	~~W~~	1,447

(In millions of Korean won)	2023
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,292	~~W~~	(998)	~~W~~	294
Loans measured at fair value through other comprehensive income		62		(3)		59
Securities measured at amortized cost		958		(366)		592

	~~W~~	2,312	~~W~~	(1,367)	~~W~~	945

11.5 Changes in allowances for credit losses of financial investments for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	44,465	~~W~~	—	~~W~~	77
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(787)		—		—
Provision for credit losses		1,447		—		—
Others		242		—		—

Ending	~~W~~	45,367	~~W~~	—	~~W~~	77

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	16,343	~~W~~	270	~~W~~	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(330)		(270)		—
Provision for credit losses		892		53		—
Others		190		—		—

Ending	~~W~~	17,095	~~W~~	53	~~W~~	76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

12. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	Assets		Liabilities		Net amount
Other provisions	~~W~~	483,040	~~W~~	(14)	~~W~~	483,026
Allowances for credit losses		26,810		—		26,810
Impairment losses of property and equipment		12,256		(1,395)		10,861
Share-based payments		22,615		—		22,615
Provisions for acceptances and guarantees		54,648		(14)		54,634
Gains or losses on valuation of derivatives		268,010		(256,078)		11,932
Present value discount		13,897		(14)		13,883
Gains or losses on fair value hedge		—		(67,771)		(67,771)
Accrued interest		120		(232,872)		(232,752)
Deferred loan origination fees and costs		15,146		(182,714)		(167,568)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,487)		(290,174)
Investments in subsidiaries and others		51,507		(350,226)		(298,719)
Gains or losses on valuation of security investment		1,071,034		(286,232)		784,802
Defined benefit liabilities		560,926		(145)		560,781
Accrued expenses		183,202		—		183,202
Retirement insurance expense		—		(612,444)		(612,444)
Adjustments to the prepaid contributions		—		(38,922)		(38,922)
Derivative-linked securities		5,500		(192,646)		(187,146)
Others *		1,168,521		(3,091,088)		(1,922,567)

		3,937,545		(5,607,065)		(1,669,520)

Offsetting of deferred income tax assets and liabilities		(3,602,421)		3,602,421		—

	~~W~~	335,124	~~W~~	(2,004,644)	~~W~~	(1,669,520)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

12. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2023
	Assets		Liabilities		Net amount
Other provisions	~~W~~	317,698	~~W~~	—	~~W~~	317,698
Allowances for credit losses		29,768		—		29,768
Impairment losses of property and equipment		8,516		(1,407)		7,109
Share-based payments		24,326		—		24,326
Provisions for acceptances and guarantees		48,917		—		48,917
Gains or losses on valuation of derivatives		238,875		(184,469)		54,406
Present value discount		14,471		(13)		14,458
Gains or losses on fair value hedge		—		(57,146)		(57,146)
Accrued interest		146		(213,708)		(213,562)
Deferred loan origination fees and costs		14,593		(179,868)		(165,275)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,547)		(290,234)
Investments in subsidiaries and others		56,338		(216,908)		(160,570)
Gains or losses on valuation of security investment		912,706		(354,353)		558,353
Defined benefit liabilities		575,599		(26)		575,573
Accrued expenses		323,229		—		323,229
Retirement insurance expense		—		(627,556)		(627,556)
Adjustments to the prepaid contributions		—		(33,005)		(33,005)
Derivative-linked securities		5,735		(262,523)		(256,788)
Others *		1,091,821		(3,143,260)		(2,051,439)

		3,663,051		(5,568,792)		(1,905,741)

Offsetting of deferred income tax assets and liabilities		(3,388,826)		3,388,826		—

	~~W~~	274,225	~~W~~	(2,179,966)	~~W~~	(1,905,741)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

13. Financial Liabilities at Fair Value through Profit or Loss

13.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023

Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	3,709,269	~~W~~	2,860,034
Others		101,121		93,438

		3,810,390		2,953,472

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		7,456,717		7,966,963

		7,456,717		7,966,963

	~~W~~	11,267,107	~~W~~	10,920,435

13.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Amount contractually required to pay at maturity	~~W~~	7,369,124	~~W~~	7,871,014
Carrying amount		7,456,717		7,966,963

Difference	~~W~~	(87,593)	~~W~~	(95,949)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

14. Deposits

Details of deposits as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Demand deposits
Demand deposits in Korean won	~~W~~	156,536,778	~~W~~	151,836,599
Demand deposits in foreign currencies		11,039,095		11,517,076

		167,575,873		163,353,675

Time deposits
Time deposits in Korean won		208,057,334		201,194,217
Fair value adjustments of fair value hedged time deposits in foreign currencies		(1,199)		(15)

		208,056,135		201,194,202

Time deposits in foreign currencies		25,301,928		24,602,818
Fair value adjustments of fair value hedged time deposits in foreign currencies		(7,929)		(6,667)

		25,293,999		24,596,151

		233,350,134		225,790,353

Certificates of deposits		12,058,479		12,145,510

Investment contract liabilities		5,086,182		5,222,896

	~~W~~	418,070,668	~~W~~	406,512,434

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

15. Borrowings

15.1 Details of borrowings as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
General borrowings	~~W~~	51,384,383	~~W~~	50,675,884
Bonds sold under repurchase agreements and others		8,930,895		15,652,135
Call money		2,678,273		3,255,542

	~~W~~	62,993,551	~~W~~	69,583,561

15.2 Details of general borrowings as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of March 31, 2024	March 31, 2024	December 31, 2023
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	2.00	~~W~~2,380,413	~~W~~2,520,472
	Borrowings from the government	SEMAS and others	0.00~3.50	2,550,458	2,500,160
	Borrowings from banks	Shinhan Bank and others	2.70~6.99	1,705,226	1,764,900
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	1.79~6.70	2,684,893	2,780,823
	Other borrowings	The Korea Development Bank and others	0.00~7.50	23,308,070	22,645,638

				32,629,060	32,211,993

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—	38,746	38,191
	Borrowings from banks	Citicorp International Ltd and others	0.00~13.50	15,448,785	15,437,388
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	5.86~6.04	25,255	24,662
	Other borrowings	Standard Chartered Bank and others	0.00~5.85	3,242,537	2,963,650

				18,755,323	18,463,891

				~~W~~ 51,384,383	~~W~~ 50,675,884

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

16. Debentures

16.1 Details of debentures as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	Interest rate (%) as of March 31, 2024	March 31, 2024		December 31, 2023
Debentures in Korean won
Structured debentures	4.25~6.35	~~W~~	90,620	~~W~~	90,640
Exchangeable bonds *	—		—		240,000
Subordinated fixed rate debentures	2.02~4.90		4,453,116		4,453,970
Fixed rate debentures	1.18~7.68		46,846,733		45,624,127
Floating rate debentures	3.49~6.05		4,490,000		5,410,000

			55,880,469		55,818,737
Fair value adjustments of fair value hedged debentures in Korean won			(159,149)		(141,073)
Less: Discount on debentures in Korean won			(30,862)		(29,670)
Less: Adjustment for exchange right of exchangeable bonds in Korean won			—		(5,104)

			55,690,458		55,642,890

Debentures in foreign currencies
Floating rate debentures	0.01~6.88		3,276,255		2,532,921
Fixed rate debentures	0.05~12.00		11,162,233		11,109,296

			14,438,488		13,642,217
Fair value adjustments of fair value hedged debentures in foreign currencies			(88,432)		(68,706)
Less: Discount on debentures in foreign currencies			(37,592)		(39,733)

			14,312,464		13,533,778

		~~W~~	70,002,922	~~W~~	69,176,668

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount, after deducting liability component from the issuance amount, represents the value of exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exchange rights were fully exercised on February 14, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

17. Provisions

17.1 Details of provisions as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Provisions for credit losses of unused loan commitments	~~W~~	369,854	~~W~~	379,666
Provisions for credit losses of acceptances and guarantees		203,353		183,454
Provisions for credit losses of financial guarantee contracts		7,448		6,500
Provisions for restoration costs		158,412		155,214
Others		1,322,944		719,584

	~~W~~	2,062,011	~~W~~	1,444,418

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)

	2024
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	232,674	~~W~~	136,318	~~W~~	10,674	~~W~~	30,849	~~W~~	148,197	~~W~~	4,408
Transfer between stages:
Transfer to 12-month expected credit losses		19,697		(19,193)		(504)		13		(13)		—
Transfer to lifetime expected credit losses		(8,009)		8,064		(55)		(213)		213		—
Impairment		(195)		(663)		858		(52)		(22)		74
Provision (reversal) for credit losses		(17,949)		5,696		(391)		(29)		2,435		11,131
Others (exchange differences, etc.)		1,582		1,260		(10)		827		5,442		93

Ending	~~W~~	227,800	~~W~~	131,482	~~W~~	10,572	~~W~~	31,395	~~W~~	156,252	~~W~~	15,706

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)

	2023
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	179,885	~~W~~	151,067	~~W~~	11,230	~~W~~	26,906	~~W~~	118,724	~~W~~	7,899
Transfer between stages:
Transfer to 12-month expected credit losses		40,637		(40,129)		(508)		215		(215)		—
Transfer to lifetime expected credit losses		(6,773)		7,000		(227)		(72)		173		(101)
Impairment		(157)		(919)		1,076		—		(101)		101
Provision (reversal) for credit losses		(6,071)		5,763		1,359		2,145		20,163		341
Others (exchange differences, etc.)		706		536		(76)		(3,559)		2,551		4,233

Ending	~~W~~	208,227	~~W~~	123,318	~~W~~	12,854	~~W~~	25,635	~~W~~	141,295	~~W~~	12,473

17.3 Changes in provisions for credit losses of financial guarantee contracts for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	6,500	~~W~~	2,955
Provision		948		594
Others		—		(13)

Ending	~~W~~	7,448	~~W~~	3,536

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

17.4 Changes in provisions for restoration costs for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Beginning	~~W~~	155,214	~~W~~	159,033
Provision		3,354		1,739
Reversal		(640)		(844)
Used		(870)		(2,177)
Unwinding of discount		1,326		1,600
Effect of changes in discount rate		28		56

Ending	~~W~~	158,412	~~W~~	159,407

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

17.5 Changes in other provisions for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)

	2024
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning [1]	~~W~~	47	~~W~~	3,359	~~W~~	185,667	~~W~~	530,511	~~W~~	719,584
Increase		20		171		6,416		936,347		942,954
Decrease		(15)		(626)		(32,438)		(307,150)		(340,229)
Others		—		—		635		—		635

Ending [2]	~~W~~	52	~~W~~	2,904	~~W~~	160,280	~~W~~	1,159,708	~~W~~	1,322,944

(In millions of Korean won)

	2023
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	46	~~W~~	2,794	~~W~~	113,527	~~W~~	159,635	~~W~~	276,002
Increase		21		826		716		16,534		18,097
Decrease		(16)		(818)		(24,082)		(16,391)		(41,307)
Others		—		—		3,007		(506)		2,501

Ending	~~W~~	51	~~W~~	2,802	~~W~~	93,168	~~W~~	159,272	~~W~~	255,293

[1]	Includes other provisions of ~~W~~ 333,290 million related to the Livelihood finance support program as of December 31, 2023.
[2]

Includes other provisions (non-operating expenses) of ~~W~~ 861,544 million related to the voluntary compensation for equity-linked securities products tied to the performance of the Hang Seng China Enterprise Index as of March 31, 2024. The amount is subject to change upon finalization of loss amount.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

18. Net Defined Benefit Liabilities

18.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

18.2 Details of net defined benefit liabilities as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Present value of defined benefit obligation	~~W~~	2,307,499	~~W~~	2,362,952
Fair value of plan assets		(2,616,945)		(2,655,173)

Net defined benefit liabilities *	~~W~~	(309,446)	~~W~~	(292,221)

*

As of March 31, 2024, the net defined benefit asset of ~~W~~ 309,446 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 72,939 million from the net defined benefit asset of ~~W~~ 382,385 million. Similarly, as of December 31, 2023, the net defined benefit asset of ~~W~~ 292,221 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 81,869 million from the net defined benefit asset of ~~W~~ 374,090 million.

18.3 Details of post-employment benefits recognized in profit or loss for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Current service cost	~~W~~	55,876	~~W~~	47,963
Net interest expense on net defined benefit liabilities		(3,270)		(5,717)

Post-employment benefits *	~~W~~	52,606	~~W~~	42,246

*

Includes post-employment benefits amounting to ~~W~~ 5,368 million recognized as insurance service expenses, ~~W~~ 847 million recognized as other operating expenses and ~~W~~ 34 million recognized as advanced payments for the three-month period ended March 31, 2024, and ~~W~~ 4,707 million recognized as insurance service expenses, ~~W~~ 706 million recognized as other operating expenses and ~~W~~ 34 million recognized as advanced payments for the three-month period ended March 31, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

19. Equity

19.1 Share Capital

19.1.1 Details of share capital as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won and in number of shares)	March 31, 2024		December 31, 2023
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		403,511,072		403,511,072
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

19.1.2 Changes in outstanding shares for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In number of shares)	2024	2023
Beginning	378,663,825	389,634,335
Increase	5,000,000	—
Decrease	(900,000)	(5,385,996)

Ending	382,763,825	384,248,339

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

19.2 Hybrid Securities

Details of hybrid securities classified as equity as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of March 31, 2024	March 31, 2024		December 31, 2023
The 1-1st *	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1st	Feb. 16, 2022	Perpetual bond	4.00		442,970		442,970
The 8-2nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
The 9-1st	May 12, 2022	Perpetual bond	4.68		478,829		478,829
The 9-2nd	May 12, 2022	Perpetual bond	4.97		19,906		19,906
The 10-1st	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
The 10-2nd	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
The 10-3rd	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
The 11-1st	Feb. 03, 2023	Perpetual bond	4.90		548,681		548,681
The 11-2nd	Feb. 03, 2023	Perpetual bond	5.03		49,871		49,871
The 12nd	Feb. 28, 2024	Perpetual bond	4.39		399,060		—

				~~W~~5,431,863		~~W~~5,032,803

*	As a result of exercising the call option for the Company’s write-down contingent convertible bonds on May 2, 2024, ~~W~~ 350,000 million was fully redeemed before maturity.

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 1,282,993 million issued by Kookmin Bank, hybrid securities of ~~W~~ 232,647 million issued by KB Securities Co., Ltd. and hybrid securities of ~~W~~ 49,800 million issued by KB Life Insurance Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

19.3 Capital Surplus

Details of capital surplus as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(477,358)		(481,332)
Other capital surplus		3,926,957		3,927,041
Consideration for exchange right of exchangeable bonds		—		11,933

	~~W~~	16,639,873	~~W~~	16,647,916

19.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Remeasurements of net defined benefit liabilities	~~W~~	(152,544)	~~W~~	(161,295)
Currency translation differences		416,791		261,752
Losses on financial instruments at fair value through other comprehensive income		(3,401,082)		(2,735,499)
Share of other comprehensive loss of associates and joint ventures		(3,460)		(3,318)
Gains (Losses) on cash flow hedging instruments		36,758		73,555
Losses on hedging instruments of net investments in foreign operations		(180,604)		(129,401)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(20,643)		(11,800)
Insurance finance income		4,836,207		5,001,171

	~~W~~	1,531,423	~~W~~	2,295,165

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

19.5 Retained Earnings

19.5.1 Details of retained earnings as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Legal reserves [1]	~~W~~	1,219,809	~~W~~	1,007,686
Voluntary reserves		982,000		982,000
Unappropriated retained earnings [2]		30,237,336		30,039,513

	~~W~~	32,439,145	~~W~~	32,029,199

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

[2]	The regulatory reserve for credit losses the Group appropriated in retained earnings is ~~W~~ 4,119,834 million and ~~W~~ 4,320,506 million as of March 31, 2024 and December 31, 2023, respectively.

19.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

19.5.2.1 Details of regulatory reserve for credit losses as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,119,834	~~W~~	4,320,506
Non-controlling interests		190,027		173,393

	~~W~~	4,309,861	~~W~~	4,493,899

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

19.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won, except for earnings per share)	2024		2023
Provision (reversal) of regulatory reserve for credit losses	~~W~~	(200,672)	~~W~~	(313,637)
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		1,201,735		1,781,642
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		3,153		4,591
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		3,102		4,599

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

19.6 Treasury Shares

Changes in treasury shares for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won and in number of shares)

	2024
	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares *		24,847,247		900,000		(5,000,000)		—		20,747,247
Carrying amount	~~W~~	1,165,837	~~W~~	65,537	~~W~~	(234,600)	~~W~~	—	~~W~~	996,774

(In millions of Korean won and in number of shares)

	2023
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares		19,262,733		5,385,996		—		24,648,729
Carrying amount	~~W~~	836,188	~~W~~	271,745	~~W~~	—	~~W~~	1,107,933

*	5 million treasury shares deposited at the Korea Securities Depository for the exchange of exchangeable bonds was all disposed of on February 14, 2024 through the exercise of exchange rights.

In accordance with the resolution of the Board of Directors on July 25, 2023, the Group acquired 5,584,514 shares (~~W~~ 300,000 million) and plans to retire of treasury stocks by July 31, 2024. In addition, The Group plans to acquire ~~W~~ 320,000 million of its own shares and retire the treasury shares by August 7, 2024 pursuant to board resolutions dated February 7, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

20. Net Interest Income

Details of interest income, interest expense, and net interest income for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	913	~~W~~	485
Securities measured at fair value through profit or loss		372,264		330,092
Loans measured at fair value through profit or loss		3,576		2,900
Securities measured at fair value through other comprehensive income		623,512		511,736
Loans measured at fair value through other comprehensive income		13,125		7,575
Due from financial institutions measured at amortized cost		93,475		75,884
Securities measured at amortized cost		307,929		255,082
Loans measured at amortized cost		6,039,993		5,552,026
Insurance finance income		8,332		5,550
Others		150,843		125,253

		7,613,962		6,866,583

Interest expense
Deposits		2,631,776		2,342,923
Borrowings		645,113		582,311
Debentures		616,766		557,749
Insurance finance expense		395,951		402,838
Others		172,871		156,897

		4,462,477		4,042,718

Net interest income	~~W~~	3,151,485	~~W~~	2,823,865

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

21. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Fee and commission income
Banking activity fees	~~W~~	47,463	~~W~~	45,928
Lending activity fees		28,193		25,327
Credit card and debit card related fees		418,739		402,588
Agent activity fees		55,992		54,535
Trust and other fiduciary fees		72,437		88,705
Fund management related fees		30,539		33,070
Acceptances and guarantees fees		22,254		15,731
Foreign currency related fees		81,175		75,005
Securities agency fees		28,843		30,218
Other business account commission on consignment		14,582		12,706
Commissions received on securities business		174,464		137,652
Lease fees		288,083		263,563
Others		133,536		149,674

		1,396,300		1,334,702

Fee and commission expense
Trading activity related fees *		12,824		11,760
Lending activity fees		9,092		9,073
Credit card and debit card related fees		204,629		207,452
Outsourcing related fees		33,464		43,309
Foreign currency related fees		25,333		20,535
Others		120,865		128,567

		406,207		420,696

Net fee and commission income	~~W~~	990,093	~~W~~	914,006

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

22. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

22.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	872,699	~~W~~	1,489,471
Equity securities		282,413		319,666

		1,155,112		1,809,137

Derivatives held for trading:
Interest rate		2,346,403		3,298,710
Currency		5,437,728		4,014,823
Stock or stock index		514,218		922,046
Credit		17,759		10,858
Commodity		10,864		9,503
Others		23,779		68,260

		8,350,751		8,324,200

Financial liabilities at fair value through profit or loss		93,805		38,162
Other financial instruments		1,843		656

		9,601,511		10,172,155

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		609,137		286,461
Equity securities		132,773		65,800

		741,910		352,261

Derivatives held for trading:
Interest rate		2,045,669		3,497,435
Currency		5,738,349		4,098,293
Stock or stock index		626,449		677,621
Credit		18,132		13,814
Commodity		13,700		15,531
Others		65,165		68,441

		8,507,464		8,371,135

Financial liabilities at fair value through profit or loss		112,942		152,685
Other financial instruments		1,823		471

		9,364,139		8,876,552

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	237,372	~~W~~	1,295,603

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

22.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	140,797	~~W~~	152,957

		140,797		152,957

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		129,036		675,153

		129,036		675,153

Net gains (losses) on financial instruments designated at fair value through profit or loss	~~W~~	11,761	~~W~~	(522,196)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

23. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	971	~~W~~	532
Gains on disposal of financial instruments at fair value through other comprehensive income		46,328		46,369

		47,299		46,901

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		55,059		19,355
Gains on disposal of securities measured at amortized cost		96		115

		55,155		19,470

Gains on hedge accounting		151,435		164,463
Gains on foreign exchange transactions		1,393,777		3,110,232
Dividend income		29,791		20,381
Others		157,885		132,436

		1,835,342		3,493,883

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		31		2
Losses on disposal of financial instruments at fair value through other comprehensive income		33,843		28,550

		33,874		28,552

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		2,378		4,773

		2,378		4,773

Losses on hedge accounting		124,997		191,188
Losses on foreign exchange transactions		1,218,048		2,803,202
Deposit insurance fee		144,527		142,696
Credit guarantee fund fee		82,705		73,773
Depreciation expenses of operating lease assets		178,440		173,383
Others		455,083		336,440

		2,240,052		3,754,007

Net other operating expenses	~~W~~	(404,710)	~~W~~	(260,124)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

24. General and Administrative Expenses

24.1 Details of general and administrative expenses for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Expenses related to employee
Employee benefits—salaries	~~W~~	653,623	~~W~~	662,478
Employee benefits—others		248,842		230,410
Post-employment benefits—defined benefit plans		46,391		36,787
Post-employment benefits—defined contribution plans		9,057		7,695
Termination benefits		2,269		956
Share-based payments		59,901		11,361

		1,020,083		949,687

Depreciation and amortization		216,882		205,533

Other general and administrative expenses
Rental expense		21,212		24,975
Tax and dues		76,783		68,777
Communication		11,212		11,413
Electricity and utilities		12,628		9,858
Publication		1,726		1,992
Repairs and maintenance		9,234		11,188
Vehicle		4,263		4,210
Travel		4,140		3,829
Training		8,721		8,832
Service fees		54,001		52,430
Electronic data processing expenses		88,265		95,359
Advertising		35,318		43,992
Others		63,768		74,211

		391,271		411,066

	~~W~~	1,628,236	~~W~~	1,566,286

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

24.2 Share-based Payments

24.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

24.2.1.1 Details of stock grants linked to long-term performance as of March 31, 2024, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 34	Feb. 1, 2022	654	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 36	Jan. 1, 2023	25,717	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 37	Apr. 1, 2023	2,087	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 35%, and non-market performance [4] 65%
Series 39	Jan. 1, 2024	93,783	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2015		2,123	Satisfied
Deferred grant in 2020		284	Satisfied
Deferred grant in 2021		9,060	Satisfied
Deferred grant in 2022		26,240	Satisfied
Deferred grant in 2023		85,663	Satisfied

		301,158

Kookmin Bank
Series 85	Jan. 1, 2022	6,740	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and EPS & Asset Quality [5] 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 88	Mar. 14, 2022	5,179	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 90	Jul. 18, 2022	3,716	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 92	Jan. 1, 2023	150,035	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 94	Apr. 1, 2023	5,997	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 96	Jan. 1, 2024	367,067	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

24.2.1.1 Details of stock grants linked to long-term performance as of March 31, 2024, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Deferred grant in 2021		52,347	Satisfied
Deferred grant in 2022		58,485	Satisfied
Deferred grant in 2023		138,055	Satisfied
Deferred grant in 2024		1,902	Satisfied

		798,325

Other subsidiaries
Stock granted in 2012		160	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2013		219
Stock granted in 2014		1,028
Stock granted in 2015		1,287
Stock granted in 2016		234
Stock granted in 2017		5,834
Stock granted in 2018		14,316
Stock granted in 2019		18,106
Stock granted in 2020		54,131
Stock granted in 2021		54,206
Stock granted in 2022		152,354
Stock granted in 2023		383,947
Stock granted in 2024		234,922

		920,744

		2,020,227

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of March 31, 2024 (Deferred grants are residual shares vested as of March 31, 2024).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract.

[4]	Performance results of company and employee
[5]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

24.2.1.2 Details of stock grants linked to short-term performance as of March 31, 2024, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	1,078	Satisfied
Stock granted in 2016	2,076	Satisfied
Stock granted in 2020	156	Satisfied
Stock granted in 2021	11,857	Satisfied
Stock granted in 2022	29,285	Satisfied
Stock granted in 2023	41,923	Satisfied
Stock granted in 2024	7,183	Proportional to service period
Kookmin Bank
Stock granted in 2016	706	Satisfied
Stock granted in 2020	8,351	Satisfied
Stock granted in 2021	53,465	Satisfied
Stock granted in 2022	123,292	Satisfied
Stock granted in 2023	118,637	Satisfied
Stock granted in 2024	27,768	Proportional to service period
Other subsidiaries
Stock granted in 2015	2,672	Satisfied
Stock granted in 2016	12,312	Satisfied
Stock granted in 2017	27,164	Satisfied
Stock granted in 2018	66,024	Satisfied
Stock granted in 2019	69,405	Satisfied
Stock granted in 2020	123,145	Satisfied
Stock granted in 2021	346,018	Satisfied
Stock granted in 2022	405,934	Satisfied
Stock granted in 2023	616,556	Satisfied
Stock granted in 2024	32,851	Proportional to service period

	2,127,858

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

24.2.1.3 The accrued expenses for share-based payments related to stock grants are ~~W~~ 209,361 million and ~~W~~ 202,243 million as of March 31, 2024 and December 31, 2023, respectively, and the compensation costs amounting to ~~W~~ 67,878 million and ~~W~~ 10,870 million were recognized for the three-month periods ended March 31, 2024 and 2023, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

24.2.2 Mileage stock

24.2.2.1 Details of mileage stock as of March 31, 2024, are as follows:

(In number of shares) Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2019
Nov. 1, 2019	119	0.00~0.58	48
Nov. 8, 2019	14	0.00~0.60	6
Dec. 5, 2019	56	0.00~0.68	39
Dec. 6, 2019	84	0.00~0.68	25
Dec. 31, 2019	87	0.00~0.75	22
Stock granted in 2020
Jan. 18, 2020	28,645	0.00~0.80	12,308
May 12, 2020	46	0.00~1.11	38
Jun. 30, 2020	206	0.00~1.25	147
Aug. 26, 2020	40	0.00~1.40	27
Oct. 29, 2020	160	0.00~1.58	107
Nov. 6, 2020	45	0.00~1.60	37
Nov. 30, 2020	35	0.00~1.67	29
Dec. 2, 2020	57	0.00~1.67	26
Dec. 4, 2020	154	0.00~1.68	53
Dec. 30, 2020	88	0.00~1.75	47
Stock granted in 2021
Jan. 15, 2021	28,156	0.00~1.79	13,759
Apr. 5, 2021	89	0.00~2.01	53
Jul. 1, 2021	54	0.00~2.25	36
Jul. 2, 2021	11	0.00~2.25	11
Jul. 27, 2021	70	0.00~2.32	48
Nov. 1, 2021	71	0.00~2.59	53
Nov. 16, 2021	53	0.00~2.63	13
Dec. 3, 2021	91	0.00~2.67	62
Dec. 6, 2021	87	0.00~2.68	51
Dec. 30, 2021	76	0.00~2.75	57
Stock granted in 2022
Jan. 14, 2022	20,909	0.00~2.79	13,937
Apr. 4, 2022	65	0.00~3.01	49
Apr. 19, 2022	33	0.00~3.05	29
Jul. 1, 2022	62	0.00~3.25	0
Aug. 3, 2022	62	0.00~3.34	15
Aug. 9, 2022	80	0.00~3.36	52
Oct. 19, 2022	55	0.00~3.55	23
Nov. 1, 2022	177	0.00~3.59	127
Dec. 1, 2022	49	0.00~3.67	49
Dec. 2, 2022	42	0.00~3.67	15
Dec. 6, 2022	88	0.00~3.68	57
Dec. 12, 2022	114	0.00~3.70	67
Dec. 15, 2022	42	0.00~3.71	37
Dec. 30, 2022	114	0.00~3.75	63

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

24.2.2.1 Details of mileage stock as of March 31, 2024, are as follows: (cont’d)

(In number of shares) Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2023
Jan. 9, 2023	23,071	0.00~3.78	15,651
Jan. 14, 2023	742	0.00~3.79	551
Mar. 7, 2023	58	0.00~3.93	58
Mar. 27, 2023	58	0.00~3.99	58
Mar. 31, 2023	97	0.00~4.00	97
May 4, 2023	105	0.00~4.09	105
Jul. 3, 2023	63	0.00~4.25	63
Jul. 26, 2023	38	0.00~4.32	37
Jul. 31, 2023	220	0.00~4.33	203
Oct. 20, 2023	80	0.00~4.55	75
Nov. 1, 2023	78	0.00~4.59	78
Dec. 1, 2023	49	0.00~4.67	49
Dec. 13, 2023	115	0.00~4.70	115
Dec. 14, 2023	57	0.00~4.70	57
Dec. 27, 2023	19	0.00~4.74	19
Dec. 28, 2023	162	0.00~4.74	162
Dec. 29, 2023	95	0.00~4.75	95
Stock granted in 2024
Jan. 9, 2024	611	0.00~4.78	595
Jan. 10, 2024	16,912	0.00~4.78	16,334
Jan. 31, 2024	297	0.00~4.84	298

	123,413		76,322

[1]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of March 31, 2024. These shares are vested immediately at grant date.

24.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 5,304 million and ~~W~~ 3,910 million as of March 31, 2024 and December 31, 2023, respectively. The compensation costs amounting to ~~W~~ 2,162 million and ~~W~~ 1,351 million were recognized as expenses for the three-month periods ended March 31, 2024 and 2023, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

25. Income Tax Expense

25.1 Details of income tax expense for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
Income tax payable
Current income tax expense	~~W~~	245,459	~~W~~	(670,583)
Adjustments of income tax of prior years’ recognized in current tax		22,675		(11,223)

		268,134		(681,806)

Changes in deferred income tax assets and liabilities *		(236,221)		1,347,744

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		(3,105)		(1,849)
Currency translation differences		(10,202)		(4,505)
Net gains or losses on financial assets at fair value through other comprehensive income		235,484		(547,924)
Share of other comprehensive income or loss of associates and joint ventures		51		(2,570)
Gains or losses on cash flow hedging instruments		(4,655)		(3,431)
Gains or losses on hedging instruments of net investments in foreign operations		18,367		10,816
Gain on revaluation of property, plant and equipment		—		84
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		3,172		18,002
Insurance finance income		59,172		382,718

Others		14,073		16,296
Income tax expense	~~W~~	344,270	~~W~~	533,575

26. Dividends

The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2023, amounting to ~~W~~ 587,006 million (~~W~~ 1,530 per share) were declared at the annual general shareholders’ meeting on March 22, 2024. The Group’s consolidated financial statements as of and for the three-month period ended March 31, 2024, reflect this dividend payable. Meanwhile, the annual dividends and quarterly dividends paid in 2023 were ~~W~~ 564,970 million (~~W~~ 1,450 per share) and ~~W~~ 586,931 million (~~W~~ 510 per share), respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

27. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(161,295)	~~W~~	11,856	~~W~~	—	~~W~~	—	~~W~~	(3,105)	~~W~~	(152,544)
Currency translation differences		261,752		165,241		—		—		(10,202)		416,791
Losses on financial instruments at fair value through other comprehensive income		(2,735,499)		(886,066)		(20,587)		5,586		235,484		(3,401,082)
Share of other comprehensive loss of associates and joint ventures		(3,318)		(193)		—		—		51		(3,460)
Gains (losses) on cash flow hedging instruments		73,555		31,166		(63,308)		—		(4,655)		36,758
Losses on hedging instruments of net investments in foreign operations		(129,401)		(69,570)		—		—		18,367		(180,604)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,800)		(12,015)		—		—		3,172		(20,643)
Finance gains or losses on insurance contract assets (liabilities)		5,001,171		(224,136)		—		—		59,172		4,836,207

	~~W~~	2,295,165	~~W~~	(983,717)	~~W~~	(83,895)	~~W~~	5,586	~~W~~	298,284	~~W~~	1,531,423

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

27. Accumulated Other Comprehensive Income (Loss) (cont’d)

Changes in accumulated other comprehensive income (loss) for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2023
	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(88,770)	~~W~~	6,881	~~W~~	—	~~W~~	—	~~W~~	(1,849)	~~W~~	(83,738)
Currency translation differences		254,446		109,984		—		—		(4,505)		359,925
Losses on financial instruments at fair value through other comprehensive income		(6,081,560)		2,058,906		14,180		758		(547,924)		(4,555,640)
Share of other comprehensive loss of associates and joint ventures		(3,342)		(1,590)		—		—		(2,570)		(7,502)
Gains (losses) on cash flow hedging instruments		19,632		(15,587)		(16,447)		—		(3,431)		(15,833)
Losses on hedging instruments of net investments in foreign operations		(114,742)		(40,949)		—		—		10,816		(144,875)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		41,063		(67,977)		—		—		18,002		(8,912)
Gains on revaluation of property and equipment		—		(84)		—		—		84		—
Finance gains or losses on insurance contract assets (liabilities)		7,223,195		(1,425,184)		—		—		382,718		6,180,729

	~~W~~	1,249,922	~~W~~	624,400	~~W~~	(2,267)	~~W~~	758	~~W~~	(148,659)	~~W~~	1,724,154

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

28. Earnings per Share

28.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

28.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2024	2023
	Number of shares	Number of shares
Number of issued ordinary shares	403,511,072	408,897,068
Number of treasury shares *	(20,747,247)	(24,648,729)

Average number of ordinary shares outstanding	381,106,133	388,114,802

*	Initial date of treasury stock that was deducted by retirement is April 4, 2023.

28.1.2 Basic earnings per share

(In Korean won and in number of shares)	2024		2023
Profit attributable to shareholders of the Parent Company	~~W~~	1,049,133,025,995	~~W~~	1,508,708,638,102
Deduction: Dividends on hybrid securities		(48,070,325,000)		(40,704,075,000)

Profit attributable to ordinary equity holders of the Parent Company (A)		1,001,062,700,995		1,468,004,563,102
Weighted average number of ordinary shares outstanding (B)		381,106,133		388,114,802
Basic earnings per share (A/B)	~~W~~	2,627	~~W~~	3,782

28.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price during the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

28.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2024		2023
Profit attributable to shareholders of the Parent Company	~~W~~	1,049,133,025,995	~~W~~	1,508,708,638,102
Deduction: Dividends on hybrid securities		(48,070,325,000)		(40,704,075,000)

Profit attributable to ordinary equity holders of the Parent Company		1,001,062,700,995		1,468,004,563,102
Adjustments: Interest expense on exchangeable bonds		306,631,690		604,566,012

Adjusted profit for diluted earnings per share	~~W~~	1,001,369,332,685	~~W~~	1,468,609,129,114

28.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2024		2023
Weighted average number of ordinary shares outstanding	~~W~~	381,106,133	~~W~~	388,114,802
Adjustment:
Stock grants		4,036,449		4,129,985
Exchangeable bonds		2,417,582		5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	~~W~~	387,560,164	~~W~~	397,244,787

28.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2024		2023
Adjusted profit for diluted earnings per share	~~W~~	1,001,369,332,685	~~W~~	1,468,609,129,114
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,560,164		397,244,787

Diluted earnings per share	~~W~~	2,584	~~W~~	3,697

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

29. Insurance Contracts

29.1 Insurance Contracts Assets and Liabilities

29.1.1 Details of insurance contract assets and insurance contract liabilities as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	260,634	~~W~~	7,785	~~W~~	—	~~W~~	—
Insurance contract liabilities		12,574,094		466,061		6,844,575		6,351,510		—		20,490,938		1,537,083		2,191,144		248,884

Net insurance contract liabilities	~~W~~	12,574,094	~~W~~	466,061	~~W~~	6,844,575	~~W~~	6,351,510	~~W~~	—	~~W~~	20,230,304	~~W~~	1,529,298	~~W~~	2,191,144	~~W~~	248,884

Reinsurance contract assets	~~W~~	407	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,462	~~W~~	444,345	~~W~~	876,267	~~W~~	9,568	~~W~~	216,887
Reinsurance contract liabilities		15,520		17,839		—		—		122		—		3,872		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(15,113)	~~W~~	(17,839)	~~W~~	—	~~W~~	—	~~W~~	5,340	~~W~~	444,345	~~W~~	872,395	~~W~~	9,568	~~W~~	216,887

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

29.1.1 Details of insurance contract assets and insurance contract liabilities as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	219,782	~~W~~	9,858	~~W~~	—	~~W~~	—
Insurance contract liabilities		12,184,805		449,459		6,992,772		6,256,123		—		20,429,882		1,505,850		2,224,924		264,737

Net insurance contract liabilities	~~W~~	12,184,805	~~W~~	449,459	~~W~~	6,992,772	~~W~~	6,256,123	~~W~~	—	~~W~~	20,210,100	~~W~~	1,495,992	~~W~~	2,224,924	~~W~~	264,737

Reinsurance contract assets	~~W~~	365	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,545	~~W~~	455,016	~~W~~	957,040	~~W~~	10,513	~~W~~	226,689
Reinsurance contract liabilities		14,913		17,275		—		—		—		—		3,842		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(14,548)	~~W~~	(17,275)	~~W~~	—	~~W~~	—	~~W~~	5,545	~~W~~	455,016	~~W~~	953,198	~~W~~	10,513	~~W~~	226,689

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	65,874	~~W~~	8,752	~~W~~	10,085	~~W~~	22,670	~~W~~	—	~~W~~	1,114,813	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,222,194
Changes in risk adjustment due to release of risk		4,643		691		1,622		1,347		—		42,062		—		—		—		50,365
Changes in contractual service margin recognized in profit or loss for the services provided		67,584		4,740		11,692		22,207		—		215,162		—		—		—		321,385
Recovery of insurance acquisition cash flows		7,092		811		3,970		2,657		—		49,665		—		—		—		64,195
Other insurance revenues		(836)		(140)		(329)		(147)		—		—		—		—		—		(1,452)

	~~W~~	144,357	~~W~~	14,854	~~W~~	27,040	~~W~~	48,734	~~W~~	—	~~W~~	1,421,702	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,656,687

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		326,395		695,844		10,548		1,032,787

Total insurance revenue	~~W~~	144,357	~~W~~	14,854	~~W~~	27,040	~~W~~	48,734	~~W~~	—	~~W~~	1,421,702	~~W~~	326,395	~~W~~	695,844	~~W~~	10,548	~~W~~	2,689,474

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(39,119)	~~W~~	(7,312)	~~W~~	(7,782)	~~W~~	(19,878)	~~W~~	—	~~W~~	(1,110,357)	~~W~~	(206,400)	~~W~~	(586,771)	~~W~~	(5,574)	~~W~~	(1,983,193)
Amortization of insurance acquisition cash flows		(7,092)		(811)		(3,970)		(2,657)		—		(46,668)		(34,629)		(79,163)		(623)		(175,613)
Changes in fulfilment cash flows relating to incurred claims		(10,288)		(1,489)		(1,735)		(2,530)		—		146,669		74,617		(11,892)		—		193,352
Losses on onerous contracts and reversals		665		5,421		(599)		8,515		—		(17,820)		(289)		—		—		(4,107)
Other insurance service expenses		(1,019)		(179)		(1,945)		(523)		—		—		—		—		—		(3,666)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(56,853)		(4,370)		(16,031)		(17,073)		—		(1,028,176)		—		—		—		(1,122,503)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(166,701)		(677,826)		(6,197)		(850,724)

Total insurance service expenses	~~W~~	(56,853)	~~W~~	(4,370)	~~W~~	(16,031)	~~W~~	(17,073)	~~W~~	—	~~W~~	(1,028,176)	~~W~~	(166,701)	~~W~~	(677,826)	~~W~~	(6,197)	~~W~~	(1,973,227)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		402		309		—		—		561		22,243		71,811		20		15,050		110,396
Changes in fulfilment cash flows relating to incurred claims		304		111		—		—		864		(19,277)		(57,656)		987		—		(74,667)
Recognition and reversal of loss-recovery component		96		(73)		—		—		(1,420)		3,493		259		—		—		2,355

Reinsurance income for reinsurance contracts not applying the premium allocation approach		802		347		—		—		5		6,375		1		(1)		—		7,529
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		84		14,413		1,008		15,050		30,555

Total reinsurance income	~~W~~	802	~~W~~	347	~~W~~	—	~~W~~	—	~~W~~	5	~~W~~	6,459	~~W~~	14,414	~~W~~	1,007	~~W~~	15,050	~~W~~	38,084

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(295)	~~W~~	(469)	~~W~~	—	~~W~~	—	~~W~~	(298)	~~W~~	(43,277)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(44,339)
Changes in risk adjustment due to release of risk		(44)		(23)		—		—		(10)		(2,323)		—		—		—		(2,400)
Contractual service margin recognized in profit or loss for the services received		(481)		35		—		—		181		(494)		—		—		—		(759)
Other reinsurance expenses		5		5		—		—		126		—		—		—		—		136

	~~W~~	(815)	~~W~~	(452)	~~W~~	—	~~W~~	—	~~W~~	(1)	~~W~~	(46,094)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(47,362)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(602)		(145,460)		(1,441)		(21,087)		(168,590)

Total reinsurance expense		(815)		(452)		—		—		(1)		(46,696)		(145,460)		(1,441)		(21,087)		(215,952)

Total insurance service result	~~W~~	87,491	~~W~~	10,379	~~W~~	11,009	~~W~~	31,661	~~W~~	4	~~W~~	353,289	~~W~~	28,648	~~W~~	17,584	~~W~~	(1,686)	~~W~~	538,379

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	62,479	~~W~~	8,083	~~W~~	9,510	~~W~~	21,411	~~W~~	—	~~W~~	1,010,661	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,112,144
Changes in risk adjustment due to release of risk		4,159		714		1,290		1,174		—		45,090		—		—		—		52,427
Contractual service margin recognized in profit or loss for the services provided		71,328		4,545		9,089		22,200		—		197,115		—		—		—		304,277
Recovery of insurance acquisition cash flows		1,554		643		1,218		1,011		—		39,045		—		—		—		43,471
Other insurance revenues		(256)		(54)		(116)		(286)		—		—		—		—		—		(712)

	~~W~~	139,264	~~W~~	13,931	~~W~~	20,991	~~W~~	45,510	~~W~~	—	~~W~~	1,291,911	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,511,607

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		308,606		656,324		22,011		986,941

Total insurance revenue	~~W~~	139,264	~~W~~	13,931	~~W~~	20,991	~~W~~	45,510	~~W~~	—	~~W~~	1,291,911	~~W~~	308,606	~~W~~	656,324	~~W~~	22,011	~~W~~	2,498,548

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(51,467)	~~W~~	(7,373)	~~W~~	(7,250)	~~W~~	(20,362)	~~W~~	—	~~W~~	(1,003,510)	~~W~~	(339,518)	~~W~~	(540,391)	~~W~~	(24,941)	~~W~~	(1,994,812)
Amortization of insurance acquisition cash flows		(1,554)		(643)		(1,218)		(1,011)		—		(35,311)		(26,589)		(74,436)		(683)		(141,445)
Changes in fulfilment cash flows relating to incurred claims		(7,820)		(3,064)		(1,871)		(2,986)		—		(4,789)		88,913		(5,522)		—		62,861
Losses on onerous contracts and reversals		(1,341)		148		(597)		6,779		—		(2,980)		769		—		—		2,778
Other insurance service expenses		(1,405)		(62)		(872)		(269)		—		—		—		—		—		(2,608)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(63,587)		(10,994)		(11,808)		(17,849)		—		(1,046,590)		—		—		—		(1,150,828)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(276,425)		(620,349)		(25,624)		(922,398)

Total insurance service expenses	~~W~~	(63,587)	~~W~~	(10,994)	~~W~~	(11,808)	~~W~~	(17,849)	~~W~~	—	~~W~~	(1,046,590)	~~W~~	(276,425)	~~W~~	(620,349)	~~W~~	(25,624)	~~W~~	(2,073,226)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		42		284		—		—		152		32,639		195,307		311		6,022		234,757
Changes in fulfilment cash flows relating to incurred claims		(227)		(129)		—		—		(173)		5,815		(76,205)		422		—		(70,497)
Recognition and reversal of loss-recovery component		(22)		(2)		—		—		189		212		(51)		—		—		326

Reinsurance income for reinsurance contracts not applying the premium allocation approach		(207)		153		—		—		168		37,930		—		—		—		38,044
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		736		119,051		733		6,022		126,542

Total reinsurance income	~~W~~	(207)	~~W~~	153	~~W~~	—	~~W~~	—	~~W~~	168	~~W~~	38,666	~~W~~	119,051	~~W~~	733	~~W~~	6,022	~~W~~	164,586

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

29.2 Details of insurance service results for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(223)	~~W~~	(541)	~~W~~	—	~~W~~	—	~~W~~	(332)	~~W~~	(36,635)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(37,731)
Changes in risk adjustment due to release of risk		(32)		(37)		—		—		(14)		(2,070)		—		—		—		(2,153)
Changes in contractual service margin recognized in profit or loss for the services received		(245)		(227)		—		—		(270)		1,330		—		—		—		588
Other reinsurance expenses		4		2		—		—		42		—		—		—		—		48

	~~W~~	(496)	~~W~~	(803)	~~W~~	—	~~W~~	—	~~W~~	(574)	~~W~~	(37,375)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(39,248)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(252)		(147,900)		(2,923)		(7,178)		(158,253)

Total reinsurance expense		(496)		(803)		—		—		(574)		(37,627)		(147,900)		(2,923)		(7,178)		(197,501)

Total insurance service result	~~W~~	74,974	~~W~~	2,287	~~W~~	9,183	~~W~~	27,661	~~W~~	(406)	~~W~~	246,360	~~W~~	3,332	~~W~~	33,785	~~W~~	(4,769)	~~W~~	392,407

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

29.3 Details of insurance finance income and expenses for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Life insurance				Non-life insurance						Total
	Variables		Others		Long-term		General and Automobile		Overseas
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	(23,855)	~~W~~	(182,975)	~~W~~	(184,028)	~~W~~	(1,452)	~~W~~	—	~~W~~	(392,310)
Effect of changes in discount rates and financial assumptions		(10,650)		6,424		—		—		—		(4,226)
Effect of exchange rate fluctuations		(4,070)		(10,500)		—		(20,059)		—		(34,629)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		(80,064)		—		—		—		—		(80,064)
Other insurance finance income (expenses)		—		—		(528)		(710)		(112)		(1,350)

		(118,639)		(187,051)		(184,556)		(22,221)		(112)		(512,579)

Insurance finance income (expenses) recognized in other comprehensive income		(15,847)		(93,584)		(118,422)		(4,482)		—		(232,335)

Total insurance finance income (expenses)	~~W~~	(134,486)	~~W~~	(280,635)	~~W~~	(302,978)	~~W~~	(26,703)	~~W~~	(112)	~~W~~	(744,914)

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)		—		(259)		4,418		532		—		4,691
Effect of changes in discount rates and financial assumptions		—		(24)		—		—		—		(24)
Effect of exchange rate fluctuations		—		(35)		—		17,455		—		17,420
Other reinsurance finance income (expenses)		—		—		720		(10,277)		4		(9,553)

	~~W~~	—	~~W~~	(318)	~~W~~	5,138	~~W~~	7,710	~~W~~	4	~~W~~	12,534

Reinsurance finance income (expenses) recognized in other comprehensive income		—		(606)		3,949		4,856		—		8,199

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	(924)	~~W~~	9,087	~~W~~	12,566	~~W~~	4	~~W~~	20,733

Total	~~W~~	(134,486)	~~W~~	(281,559)	~~W~~	(293,891)	~~W~~	(14,137)	~~W~~	(108)	~~W~~	(724,181)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

29.3 Details of insurance finance income and expenses for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance				Non-life insurance						Total
	Variables		Others		Long-term		General and Automobile		Overseas
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	(22,181)	~~W~~	(190,969)	~~W~~	(186,952)	~~W~~	(1,291)	~~W~~	—	~~W~~	(401,393)
Effect of changes in discount rates and financial assumptions		(65,683)		31,289		—		—		—		(34,394)
Effect of exchange rate fluctuations		(2,700)		(4,562)		—		(12,276)		—		(19,538)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		(223,638)		—		—		—		—		(223,638)
Other insurance finance income (expenses)		—		—		271		(645)		53		(321)

		(314,202)		(164,242)		(186,681)		(14,212)		53		(679,284)

Insurance finance income (expenses) recognized in other comprehensive income		(34,227)		(663,224)		(744,916)		(1,704)		—		(1,444,071)

Total insurance finance income (expenses)	~~W~~	(348,429)	~~W~~	(827,466)	~~W~~	(931,597)	~~W~~	(15,916)	~~W~~	53	~~W~~	(2,123,355)

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)		—		(255)		3,578		782		—		4,105
Effect of changes in discount rates and financial assumptions		—		(157)		—		—		—		(157)
Effect of exchange rate fluctuations		—		(19)		—		9,028		—		9,009
Other reinsurance finance income (expenses)		—		—		75		(91)		(5)		(21)

	~~W~~	—	~~W~~	(431)	~~W~~	3,653	~~W~~	9,719	~~W~~	(5)	~~W~~	12,936

Reinsurance finance income (expenses) recognized in other comprehensive income		—		(1,611)		19,433		1,124		—		18,946

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	(2,042)	~~W~~	23,086	~~W~~	10,843	~~W~~	(5)	~~W~~	31,882

Total	~~W~~	(348,429)	~~W~~	(829,508)	~~W~~	(908,511)	~~W~~	(5,073)	~~W~~	48	~~W~~	(2,091,473)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

30. Statements of Cash Flows

30.1 Details of cash and cash equivalents as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Cash	~~W~~	2,302,065	~~W~~	2,114,596
Checks issued by other banks		239,224		142,437
Due from the Bank of Korea		17,618,617		15,362,056
Due from other financial institutions		10,349,363		12,217,222

		30,509,269		29,836,311

Due from financial institutions measured at fair value through profit or loss		56,157		79,810

		30,565,426		29,916,121

Deduction:
Restricted due from financial institutions		(3,193,776)		(3,273,428)
Due from financial institutions with original maturities over three months		(671,295)		(816,105)

		(3,865,071)		(4,089,533)

	~~W~~	26,700,355	~~W~~	25,826,588

30.2 Cash inflows and outflows from income tax, interest, and dividends for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Activities	2024		2023
Income tax paid	Operating	~~W~~	209,894	~~W~~	195,493
Interest received	Operating		7,142,710		6,648,075
Interest paid	Operating		3,776,007		2,631,378
Dividends received	Operating		94,401		73,944
Dividends paid	Financing		48,070		40,703

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

31. Contingent Liabilities and Commitments

31.1 Details of acceptances and guarantees as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	140,751	~~W~~	148,786
Others		976,356		945,027

		1,117,107		1,093,813

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		397,583		277,370
Letter of guarantees		62,266		47,665
Bid bond		20,739		12,549
Performance bond		1,289,771		1,111,589
Refund guarantees		3,602,865		3,561,227
Others		3,891,236		3,572,149

		9,264,460		8,582,549

Financial guarantee contracts:
Acceptances and guarantees for mortgage		80,967		94,027
Overseas debt guarantees		472,927		470,579
International financing guarantees in foreign currencies		635,404		616,554

		1,189,298		1,181,160

		11,570,865		10,857,522

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,881,140		2,785,484
Refund guarantees		1,271,983		1,301,376

		4,153,123		4,086,860

	~~W~~	15,723,988	~~W~~	14,944,382

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

31.2 Details of commitments as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	March 31, 2024		December 31, 2023
Commitments
Corporate loan commitments	~~W~~	54,288,668	~~W~~	55,688,438
Retail loan commitments		58,433,257		56,142,850
Credit line of credit cards		84,866,414		83,325,862
Purchase of other securities		8,458,056		8,749,029

		206,046,395		203,906,179

Financial guarantee contracts
Credit line		5,679,300		5,901,644
Purchase of securities		727,200		745,401

		6,406,500		6,647,045

	~~W~~	212,452,895	~~W~~	210,553,224

31.3 Other Matters

a) The Group has 84 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,498,061 million, and 295 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ~~W~~ 1,240,892 million, which arose in the normal course of the business, as of March 31, 2024. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~	56,579

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited (the Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff) and then redeemed them and returned them to the beneficiaries. Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

						Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

31.3 Other Matters (cont’d)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Expropriation of long-term leasehold rights	1	336,700

Kookmin Bank invested assets entrusted by OO Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by long-term leasehold rights of the building and land (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.

					Kookmin Bank submitted the response letter and will proceed with the process in the future.

	Return of unjust enrichment	1	147,130

As Russia’s OOO Bank, which was trading with Kookmin Bank through a foreign exchange account, was listed on the SDN (Specifically Designated Nationals) list of the Office of Foreign Assets Control (OFAC) under the U.S. Treasury Department, Kookmin Bank froze the foreign currency account in the name of the OOO Bank.

Accordingly, Russia’s OOO Bank filed a lawsuit seeking the return of the account balance to the Moscow City Commercial Court in Russia.

					Responding to local court trial schedule.

	Claim for damages	1	94,081

PT Bank KB Bukopin Tbk requested an auction of TMJ’s shares in order to collect the loan to TMJ (a distressed company); NKLI won the auction and then received a loan from the bank for the purpose of purchasing TMJ shares. NKLI’s intention was to take control over TMJ and launch mining business; however, NKLI was unable to take control and launch the business due to legal disputes with the bankruptcy trustee of TMJ and court-appointed mine management company, and also lost a lawsuit against the mine management company.

As a result, NKLI filed a legal suit to PT Bank KB Bukopin Tbk stating that the bank’s recommendation to purchase TMJ’s shares was inappropriate since the bank did not intentionally share the legal issues and associated risks thereof.

					A legal representative has been appointed to handle the case, and the first trial is in progress.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

31.3 Other Matters (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
KB Securities Co., Ltd.	Request for the return of unjust enrichment and transaction amount (Australian fund)	3	55,655	As an investment broker for a private fund that lends money to a corporation (borrower) investing in Australian disability apartment rental business, KB Securities Co., Ltd. brokered investments of ~~W~~ 326,500 million in trust products and funds to individual and institutional investors. However, due to the local Australian borrower’s breach of contract, the fund management was suspended, and related to this, a lawsuit was filed against KB Securities Co., Ltd. for the return of unjust enrichment and transaction amount.

No.1 case: The third trial is in progress (The first trial: On February 7, 2023, a ruling was made to pay the principal investment of ~~W~~ 29,800 million and the delayed interest on it. The second trial: On January 29, 2024, the conclusion was different; a ruling was made to pay the principal investment of ~~W~~ 12,000 million and the delayed interest on it.)

No. 2 case: The second trial is in progress (The first trial: On February 14, 2024, a ruling was made to pay the principal investment of ~~W~~ 12,200 million and the delayed interest on it.)

No. 3 case: The second trial is in progress (The first trial: On October 26, 2023, a ruling was made to pay the remaining principal and interest of ~~W~~ 8,460 million and the delayed interest on the principal of ~~W~~ 8,290 million)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

31.3 Other Matters (cont’d)

b) On April 7, 2023, Kookmin Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc. (hereinafter referred to as “STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, which Kookmin Bank’s subsidiary, PT Bank KB Bukopin Tbk, issued. As a result of the agreement, Kookmin Bank will hold a call option to purchase the shares held by STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to the bank, also known as holding a put option right, within 1 year after the expiration of the call option exercise period.

c) Kookmin Bank is currently under investigation by the Fair-Trade Commission regarding the possibility of unfair joint actions by commercial banks. It is impossible to predict the outcome of the investigation.

d) As of March 31, 2024, KB Real Estate Trust Co., Ltd. may lend ~~W~~ 2,782,700 million to the trust accounts, which is part of the total project cost related to borrowing-type land trust contracts (including maintenance projects). Whether or not KB Real Estate Trust Co., Ltd. will lend to a trust account is not an unconditional payment obligation, and it is judged by considering all matters such as the fund balance plan of its own account and trust business.

e) KB Real Estate Trust Co., Ltd. is carrying out the completion guarantee management-type land trust project (56 cases, including Gonghang-dong Airport City, excluding construction project), that bears responsibility for the completion guarantee when the construction company fails to fulfill responsibility for the completion guarantee and bears responsibility for compensating for damages to lending financial institutions as of March 31, 2024. The total credit line of PF loan related to the completion guarantee management-type land trust project is ~~W~~ 4,722,600 million, and the used credit line is ~~W~~ 3,479,000 million as of March 31, 2024. The amount of compensation for damages charged to KB Real Estate Trust Co., Ltd. is measured after determining whether the damage occurred due to the company’s failure to fulfill the completion guarantee. Since the amount of loss cannot be measured reliably, this impact is not reflected in the Financial statements as of and for the three-month period ended March 31, 2024. The Group plans to continuously monitor the process progress at each business site.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

32. Subsidiaries

32.1 Details of major consolidated subsidiaries as of March 31, 2024, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Mar. 31	Banking and foreign exchange transaction

	KB Kookmin Card Co., Ltd.	100.00	Korea	Mar. 31	Credit card and installment financing

	KB Asset Management Co., Ltd.	100.00	Korea	Mar. 31	Collective investment and advisory

	KB Capital Co., Ltd.	100.00	Korea	Mar. 31	Financial Leasing

	KB Savings Bank Co., Ltd.	100.00	Korea	Mar. 31	Savings banking

	KB Real Estate Trust Co., Ltd.	100.00	Korea	Mar. 31	Real estate trust management

	KB Investment Co., Ltd.	100.00	Korea	Mar. 31	Capital investment

	KB Data System Co., Ltd.	100.00	Korea	Mar. 31	Software advisory, development, and supply

	KB Securities Co., Ltd.	100.00	Korea	Mar. 31	Financial investment

	KB Insurance Co., Ltd.	100.00	Korea	Mar. 31	Non-life insurance

	KB Life Insurance Co., Ltd.	100.00	Korea	Mar. 31	Life insurance

Kookmin Bank	KB PRASAC BANK PLC. [3]	100.00	Cambodia	Mar. 31	Banking and foreign exchange transaction

	Kookmin Bank (China) Ltd.	100.00	China	Mar. 31	Banking and foreign exchange transaction

	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Mar. 31	Microfinance services

	PT Bank Syariah Bukopin	95.92	Indonesia	Mar. 31	Banking

	PT Bukopin Finance	99.24	Indonesia	Mar. 31	Installment financing

	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Mar. 31	Banking and foreign exchange transaction

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

32.1 Details of major consolidated subsidiaries as of March 31, 2024, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry

Kookmin Bank, KB Kookmin Card Co., Ltd., KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Capital Co., Ltd.	PT Bank KB Bukopin, Tbk.	67.57 [1]	Indonesia	Mar. 31	Banking and foreign exchange transaction

KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Mar. 31	Investment advisory and securities trading

	KB Securities Hong Kong Ltd.	100.00	China	Mar. 31	Investment advisory and securities trading

	KB Securities Vietnam Joint Stock Company	99.81	Vietnam	Mar. 31	Investment advisory and securities trading

	KB FINA Joint Stock Company	77.82	Vietnam	Mar. 31	Investment advisory and securities trading

	PT KB VALBURY SEKURITAS	65.00	Indonesia	Mar. 31	Investment advisory and securities trading

KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Mar. 31	Management service

	KBFG Insurance(China) Co., Ltd.	100.00	China	Mar. 31	Non-life insurance

	PT. KB Insurance Indonesia	70.00	Indonesia	Mar. 31	Non-life insurance

	KB Claims Survey & Adjusting	100.00	Korea	Mar. 31	Claim service

	KB Sonbo CNS	100.00	Korea	Mar. 31	Management service

	KB Healthcare Co., Ltd.	100.00	Korea	Mar. 31	Information and communication

KB Life Insurance Co., Ltd.	KB Life Partners Co., Ltd.	100.00	Korea	Mar. 31	Insurance agent

	KB Golden Life Care Co., Ltd.	100.00	Korea	Mar. 31	Service

KB Kookmin Card Co., Ltd.	KB Credit Information Co., Ltd.	100.00	Korea	Mar. 31	Collection of receivables or credit investigation

	KB Daehan Specialized Bank Plc.	97.45	Cambodia	Mar. 31	Auto Installment finance

	PT. KB Finansia Multi Finance	80.00	Indonesia	Mar. 31	Auto Installment finance

	KB J Capital Co., Ltd.	77.40	Thailand	Mar. 31	Service

	i-Finance Leasing Plc.	100.00	Cambodia	Mar. 31	Leasing

KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Mar. 31	Auto Installment finance

	Teamwink Inc.	95.95	Korea	Mar. 31	E-commerce

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

32.1 Details of major consolidated subsidiaries as of March 31, 2024, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry

KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Mar. 31	Auto Installment finance

Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Mar. 31	Service

KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Mar. 31	General advisory

	PT KB Valbury Capital Management [2]	70.00	Indonesia	Mar. 31	Collective investment

	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Mar. 31	Collective investment

[1]	Among the ownership in PT Bank KB Bukopin, Tbk., 0.05% (100,000,000 shares) is no-voting shares with no-dividends.
[2]	In January 2024, PT KB Valbury Capital Management was changed from a subsidiary of KB Securities Co., Ltd. to a subsidiary of KB Asset Management Co., Ltd.
[3]

On September 1, 2023, PRASAC Microfinance Institution PLC. (merging entity), a subsidiary of Kookmin Bank Co., Ltd., merged with Kookmin Bank Cambodia PLC. (merged entity), issuing 20,272,269 shares in exchange for the transfer consideration. The official name of PRASAC Microfinance Institution PLC. (merging entity) has changed to KB PRASAC BANK PLC.

32.2 Details of consolidated structured entities as of March 31, 2024, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 86 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or acquiring subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No.2 and 208 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

32.3 Condensed financial information of major subsidiaries as of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	March 31, 2024						2024
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	543,970,547	~~W~~	508,450,720	~~W~~	35,519,827	~~W~~	14,403,010	~~W~~	389,535	~~W~~	470,533
KB Securities Co., Ltd. [1,2]		62,950,479		56,467,484		6,482,995		3,384,564		197,969		212,006
KB Insurance Co., Ltd. [1,2]		37,403,913		31,560,270		5,843,643		3,126,998		292,157		(162,236)
KB Kookmin Card Co., Ltd.[1]		29,546,996		24,755,690		4,791,306		1,097,248		139,136		156,576
KB Life Insurance Co., Ltd.[1]		32,112,427		28,479,681		3,632,746		757,340		76,986		(346,587)
KB Asset Management Co., Ltd. [1]		337,614		91,815		245,799		58,739		18,567		18,674
KB Capital Co., Ltd. [1,2]		16,916,177		14,600,575		2,315,602		631,742		61,553		61,653
KB Real Estate Trust Co., Ltd.		940,967		701,850		239,117		32,027		(46,936)		(46,944)
KB Savings Bank Co., Ltd.		2,802,219		2,597,201		205,018		68,183		11,271		11,243
KB Investment Co., Ltd. [1]		1,524,451		1,246,955		277,496		17,973		(2,001)		(1,978)
KB Data System Co., Ltd. [1]		60,501		39,113		21,388		59,883		426		500

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

32.3 Condensed financial information of major subsidiaries as of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023						2023
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	530,012,853	~~W~~	493,464,126	~~W~~	36,548,727	~~W~~	14,919,122	~~W~~	931,516	~~W~~	1,281,320
KB Securities Co., Ltd. [1,2]		61,266,990		54,967,833		6,299,157		4,321,240		140,596		123,755
KB Insurance Co., Ltd. [1,2]		37,729,688		31,474,132		6,255,556		3,064,662		253,811		346,148
KB Kookmin Card Co., Ltd.[1]		29,365,575		24,545,752		4,819,823		1,023,991		81,989		72,806
KB Life Insurance Co., Ltd.[1,2,3]		31,953,218		27,823,185		4,130,033		1,040,256		104,751		(137,990)
KB Asset Management Co., Ltd. [1]		377,919		109,645		268,274		53,970		17,972		18,314
KB Capital Co., Ltd. [1,2]		16,560,800		14,300,771		2,260,029		533,705		46,936		47,681
KB Real Estate Trust Co., Ltd.		859,408		573,348		286,060		35,796		18,755		18,755
KB Savings Bank Co., Ltd.		2,661,999		2,468,223		193,776		55,815		(10,954)		(10,979)
KB Investment Co., Ltd. [1]		1,544,836		1,265,361		279,475		15,177		2,320		2,320
KB Data System Co., Ltd. [1]		61,508		40,616		20,892		57,638		306		421
KB Credit Information Co., Ltd. [3]		42,803		25,653		17,150		9,562		59		54

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.
[3]	The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

32.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

32.4.1 The Group has provided payment guarantees of ~~W~~ 3,098,003 million to K plus 1st L.L.C and other consolidated structured entities.

32.4.2 The Group has provided capital commitment to 61 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 1,801,470 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

32.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

32.5 Changes in Subsidiaries

32.5.1 Subsidiaries newly included in consolidation for the three-month period ended March 31, 2024, are as follows:

Company	Reasons of obtaining control
KB NA Sound Point Private Special Asset Fund 2(USD) and 3 others.	Holds more than half of the ownership interests

TLDC PTE.LTD. and 4 others.	Has power over relevant activities in the event of default and is exposed to significant variable returns by providing lines of credit or ABCP purchase commitments or acquiring subordinated debt

KB Global Private Real Estate Debt Fund 31 and 3 others.	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

32.5.2 Subsidiaries excluded from consolidation for the three-month period ended March 31, 2024, are as follows:

Company	Reasons of losing control
Beomeolandmark 2nd Ltd. and 22 others.	Termination of the commitments

KB Global Commerce Private Equity Investment Fund and 1 another.	Liquidation

Orient Kwang-yang Co., Ltd. and 1 another.	Disposal

KB Money Market Active Securities Fund (Bond) and 5 others.	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 12 for details of investments in associates and joint ventures.

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)		2024		2023
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	1,297	~~W~~	1,241
Korea Credit Bureau Co., Ltd.	Fee and commission income		187		199
	Fee and commission expense		2,326		2,081
	Insurance income		1		1
	Provision for credit losses		1		—
	Other operating expenses		3		4
Incheon Bridge Co., Ltd.	Interest income		2,517		1,980
	Interest expense		205		150
	Fee and commission income		8		6
	Fee and commission expense		2		2
	Insurance income		54		55
	Gains on financial instruments at fair value through profit or loss		—		52
	Losses on financial instruments at fair value through profit or loss		114		—
	Reversal of credit losses		2		—
Aju Good Technology Venture Fund	Interest expense		2		51
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income		34		35
	Interest income		1,477		1,463
	Interest expense		78		164
	Provision for credit losses		3		—
	General and administrative expenses		2,050		2,410
KG Capital Co., Ltd. *	Interest income		—		221
	Fee and commission income		—		12
	Fee and commission expense		—		1
	Insurance income		—		9
	Other operating income		—		99
	Other operating expenses		—		5
	Reversal of credit losses		—		27
Food Factory Co., Ltd.	Interest income		13		34
	Insurance income		—		3
POSCO-KB Shipbuilding Fund	Fee and commission income		—		(18)
Paycoms Co., Ltd. *	Interest income		—		2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024		2023
Big Dipper Co., Ltd.	Fee and commission expense	~~W~~	23	~~W~~	129
KB-TS Technology Venture Private Equity Fund	Fee and commission income		47		166
KB-SJ Tourism Venture Fund	Fee and commission income		31		131
Banksalad Co., Ltd.	Fee and commission income		9		9
	Fee and commission expense		1		3
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		13		7
	Gains on financial instruments at fair value through profit or loss		1		—
KB-MDI Centauri Fund LP	Fee and commission income		110		119
Hibiscus Fund LP	Fee and commission income		170		440
RMG-KB BioAccess Fund L.P.	Fee and commission income		82		80
	Gains on financial instruments at fair value through profit or loss		8		—
S&E Bio Co., Ltd.	Interest expense		4		2
Contents First Inc.	Interest income		139		56
	Interest expense		9		35
	Fee and commission income		1		—
	Provision for credit losses		10		6
	Reversal of credit losses		2		—
December & Company Inc. *	Insurance income		—		48
Pin Therapeutics Inc.	Interest expense		—		41
Wyatt Corp.	Insurance income		29		31
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense		4		1
	Fee and commission income		—		72
Spark Biopharma Inc.	Interest expense		79		144
Skydigital Inc.	Fee and commission income		1		1
KB No.21 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		106		66
	Interest expense		19		15
KB No.22 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		1,373		164
KB No.23 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		180
	Interest expense		—		17
KB No.24 Special Purpose Acquisition Company *	Interest expense		—		2
KB No.25 Special Purpose Acquisition Company	Interest expense		13		—
	Gains on financial instruments at fair value through profit or loss		40		—
KB No.26 Special Purpose Acquisition Company	Interest expense		15		—
	Gains on financial instruments at fair value through profit or loss		419		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024		2023
KB No.27 Special Purpose Acquisition Company	Interest expense	~~W~~	41	~~W~~	—
	Gains on financial instruments at fair value through profit or loss		208		—
KB No.28 Special Purpose Acquisition Company	Interest expense		7		—
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		80		84
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		101		190
COSES GT Co., Ltd.	Interest income		—		8
SuperNGine Co., Ltd.	Interest income		10		—
Desilo Inc.	Interest income		4		3
	Provision for credit losses		—		3
Turing Co., Ltd.	Interest expense		11		1
	Interest income		16		—
Grinergy Co., Ltd.	Provision for credit losses		—		1
TeamSparta Inc.	Fee and commission income		6		—
	Interest expense		38		55
Chabot Mobility Co., Ltd.	Fee and commission expense		537		414
Wemade Connect Co., Ltd.	Insurance income		—		1
	Interest expense		81		83
TMAP Mobility Co., Ltd.	Interest expense		814		26
	Fee and commission income		1		—
	Fee and commission expense		135		257
	Provision for credit losses		—		1
	Insurance income		128		—
Nextrade Co., Ltd.	Interest expense		726		718
WJ Private Equity Fund No.1	Fee and commission income		2		2
Channel Corporation	Interest expense		10		26
CWhy Inc.	Insurance income		1		1
KB Social Impact Investment Fund	Fee and commission income		70		64
KB-UTC Inno-Tech Venture Fund	Fee and commission income		23		134
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		173		551
2020 KB Fintech Renaissance Fund	Fee and commission income		37		37
KB Material and Parts No.1 PEF	Fee and commission income		88		439
FineKB Private Equity Fund No.1	Fee and commission income		134		116
	Gains on financial instruments at fair value through profit or loss		32		—
Paramark KB Fund No.1	Fee and commission income		32		32
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income		323		321
	Gains on financial instruments at fair value through profit or loss		1		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024		2023
KB-KTB Technology Venture Fund	Fee and commission income	~~W~~	89	~~W~~	275
KB-Solidus Global Healthcare Fund	Fee and commission income		17		81
	Gains on financial instruments at fair value through profit or loss		700		—
Gomi corporation Inc.	Interest income		27		19
	Insurance income		1		—
	Provision for credit losses		1		22
	Reversal of credit losses		13		—
KB Cape No.1 Private Equity Fund	Fee and commission income		—		73
KB-GeneN Medical Venture Fund No.1	Fee and commission income		22		22
KB-BridgePole Venture Investment Fund *	Fee and commission income		—		33
KB-BridgePole Venture Investment Fund No.2	Fee and commission income		26		—
KB-Kyobo New Mobility Power Fund	Fee and commission income		20		19
KB Co-Investment Private Equity Fund No.1	Fee and commission income		258		31
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income		297		290
KB-FT Green Growth 1st Technology Investment Association	Fee and commission income		34		33
KB-SUSUNG 1st Investment Fund	Fee and commission income		48		—
KB-FT 1st Green Growth Investment Fund	Interest expense		6		—
U-KB Credit No.1S Private Equity	Fee and commission income		241		—
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP *	Interest expense		(38)		—
KB-SOLIDUS Healthcare Investment Fund	Fee and commission income		200		—
AKK Robotech Valueup New Technology Investment Fund	Fee and commission income		9		—
New Daegu Busan Expressway Co., Ltd.	Interest income		857		—
	Reversal of credit losses		3		—
	Interest expense		958		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024		2023
AIM FUTURE, Inc.	Interest income	~~W~~	11	~~W~~	—
	Interest expense		20		—
ADP Holdings Co., Ltd.	Interest expense		8		—
ADPGREEN	Interest expense		2		—
Others
Retirement pension	Fee and commission income		435		396
	Interest expense		15		14

*	Excluded from the Group’s related party as of March 31, 2024.

Meanwhile, the Group purchased installment financial assets, etc. from KG Capital Co., Ltd. amounting to ~~W~~ 193,215 million for the three-month periods ended March 31, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)		March 31, 2024		December 31, 2023
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,297	~~W~~	1,304
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		173		37
	Allowances for credit losses		2		—
	Deposits		3,836		17,003
	Provisions		2		2
	Insurance liabilities		—		1
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		33,168		33,282
	Loans measured at amortized cost (gross amount)		77,887		80,512
	Allowances for credit losses		37		38
	Other assets		509		528
	Deposits		36,616		40,992
	Provisions		45		45
	Insurance liabilities		33		87
	Other liabilities		673		504
Jungdo Co., Ltd.	Deposits		4		4
Dae-A Leisure Co., Ltd.	Deposits		150		150
Aju Good Technology Venture Fund	Deposits		2,815		1,202
	Other liabilities		—		1
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,665		149,590
	Allowances for credit losses		8		5
	Property and equipment		6,972		8,934
	Other assets		8,740		8,689
	Insurance liabilities		10		44
	Other liabilities		9,352		11,741
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		9		—
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		101		103
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		1,935		1,935
	Other assets		—		73
RAND Bio Science Co., Ltd.	Deposits		4		4
	Loans measured at amortized cost (gross amount)		1		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2024		December 31, 2023
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	738	~~W~~	738
	Loans measured at amortized cost (gross amount)		2,090		2,137
	Allowances for credit losses		2		2
	Other assets		12		5
	Deposits		172		629
	Insurance liabilities		1		2
	Other liabilities		7		1
POSCO-KB Shipbuilding Fund	Other assets		678		678
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		15		14
	Deposits		—		40
	Other liabilities		8		8
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		45		46
Iwon Alloy Co., Ltd.	Deposits		1		1
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		6,691		5,938
	Other liabilities		49		62
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		21		20
Wyatt Co., Ltd.	Financial assets at fair value through profit or loss		6,000		6,000
	Deposits		1		1
	Insurance liabilities		44		73
Skydigital Inc.	Deposits		32		65
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		9,148		9,148
Spark Biopharma Inc.	Financial assets at fair value through profit or loss		7,450		7,450
	Loans measured at amortized cost (gross amount)		15		17
	Deposits		9,188		11,419
	Other liabilities		17		90
UPRISE, Inc.	Financial assets at fair value through profit or loss		5,710		5,710
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2024		December 31, 2023
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	2,000	~~W~~	2,000
	Loans measured at amortized cost (gross amount)		2		3
	Deposits		85		37
Channel Corporation	Financial assets at fair value through profit or loss		16,906		16,906
	Deposits		5		2,030
	Other liabilities		—		11
KB No.21 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,092		2,987
	Deposits		2,245		2,261
	Other liabilities		57		38
KB No.22 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		4,358		2,985
	Deposits		1,765		1,848
KB No.23 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		1,489
KB No.25 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		1,985		2,025
	Deposits		1,574		1,586
	Other liabilities		52		39
KB No.26 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,623		2,204
	Deposits		1,723		1,761
	Other liabilities		53		37
KB No.27 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		6,262		6,054
	Deposits		4,485		4,497
	Other liabilities		106		65
KB No.28 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		995		—
	Deposits		2,180		—
	Other liabilities		7		—
KB No.29 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		1,490		—
COSES GT Co., Ltd.	Loans measured at amortized cost (gross amount)		2		1
	Deposits		14		1
CWhy Inc.	Insurance liabilities		10		—
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		7,000		7,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2024		December 31, 2023
KB-Solidus Global Healthcare Fund	Other assets	~~W~~	—	~~W~~	284
Bioprotect Ltd.	Financial assets at fair value through profit or loss		4,474		4,474
Gomi corporation Inc.	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		2,112		2,155
	Allowances for credit losses		50		62
	Other assets		5		5
	Deposits		133		78
	Other liabilities		1		1
	Provisions		3		3
	Insurance liabilities		1		—
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		6		13
	Deposits		1,576		2,342
	Other liabilities		2		13
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		1,874		1,874
4N Inc.	Deposits		2		49
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		3,100		3,100
	Deposits		477		904
Contents First Inc.	Financial assets at fair value through profit or loss		7,277		7,277
	Loans measured at amortized cost (gross amount)		11,056		10,365
	Allowances for credit losses		16		7
	Other assets		5		4
	Deposits		819		1,072
	Provisions		1		1
	Other liabilities		7		6
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		18,993		18,993
	Other assets		331		221
2020 KB Fintech Renaissance Fund	Other assets		37		37
OKXE Inc.	Financial assets at fair value through profit or loss		800		800

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2024		December 31, 2023
Mantisco Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	8	~~W~~	13
	Financial assets at fair value through profit or loss		3,000		3,000
	Deposits		458		46
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)		9		11
	Financial assets at fair value through profit or loss		5,000		5,000
	Deposits		453		265
IMBiologics Corp.	Loans measured at amortized cost (gross amount)		2		5
	Financial assets at fair value through profit or loss		7,000		7,000
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)		603		603
	Deposits		80		69
	Allowances for credit losses		6		6
	Other assets		1		1
	Financial assets at fair value through profit or loss		1,996		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		3,168
	Loans measured at amortized cost (gross amount)		300		300
	Allowances for credit losses		5		5
	Deposits		5		3
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		1,901		1,901
	Allowances for credit losses		14		14
	Other assets		7		11
	Deposits		2,139		1,726
	Other liabilities		18		6
IGGYMOB Co., Ltd.	Financial assets at fair value through profit or loss		5,000		5,000
	Loans measured at amortized cost (gross amount)		7		7
	Deposits		5		—
Kukka Co., Ltd.	Financial assets at fair value through profit or loss		2,490		2,490
	Deposits		4		—
ZIPDOC Inc.	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		52		181

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2024		December 31, 2023
TeamSparta Inc.	Loans measured at amortized cost (gross amount)	~~W~~	572	~~W~~	307
	Financial assets at fair value through profit or loss		4,001		4,001
	Allowances for credit losses		—		1
	Deposits		7,787		7,672
	Other liabilities		101		62
	Provisions		3		1
Chabot Mobility Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		43		164
	Insurance liabilities		2		—
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss		12,293		12,293
	Loans measured at amortized cost (gross amount)		34		44
	Allowances for credit losses		5		6
	Provisions		9		8
	Deposits		9,043		8,843
	Insurance liabilities		1		1
	Other liabilities		52		53
Nextrade Co., Ltd.	Deposits		56,203		56,203
	Other liabilities		3,900		3,174
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)		58		106
	Allowances for credit losses		1		1
	Deposits		110,091		80,016
	Insurance liabilities		183		—
	Other liabilities		732		763
	Provisions		2		2
FutureConnect Co., Ltd.	Financial assets at fair value through profit or loss		1,499		1,499
Gushcloud Talent Agency	Financial assets at fair value through profit or loss		3,688		3,688
Grinergy Co., Ltd.	Loans measured at amortized cost (gross amount)		2		—
	Financial assets at fair value through profit or loss		6,486		6,486
	Provisions		1		1
NexThera Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
FineKB Private Equity Fund No.1	Other assets		22		13
Paramark KB Fund No.1	Other liabilities		2		34
KB-Badgers Future Mobility ESG Fund No.1	Other liabilities		323		—
KB Social Impact Investment Fund	Other assets		330		260
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		3,200		3,200

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2024		December 31, 2023
Hibiscus Fund L.P.	Financial assets at fair value through profit or loss	~~W~~	12,915	~~W~~	12,915
	Other assets		81		258
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss		5,362		5,036
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		188		174
KB Co-Investment Private Equity Fund No.1	Other assets		253		255
Spoon Radio Co., Ltd.	Financial assets at fair value through profit or loss		19,506		19,506
Neuroptika Inc.	Financial assets at fair value through profit or loss		5,879		5,879
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits		822		833
KB-FT Green Growth No.1 New Technology Business Investment Association	Deposits		700		700
	Other liabilities		21		8
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP *	Deposits		—		3,790
	Other liabilities		—		42
Bigwave Robotics Crop.	Loans measured at amortized cost (gross amount)		31		31
	Financial assets at fair value through profit or loss		2,750		2,750
	Deposits		2		4
Blinkers Inc.	Financial assets at fair value through profit or loss		999		999
3D Interactive Co., Ltd.	Loans measured at amortized cost (gross amount)		20		42
	Allowances for credit losses		1		2
	Financial assets at fair value through profit or loss		2,300		2,300
	Deposits		750		1,501
XL8 INC.	Financial assets at fair value through profit or loss		5,148		5,148
Elev8-Capital Fund I	Financial assets at fair value through profit or loss		9,352		6,656
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)		60,624		72,742
	Allowances for credit losses		3		4
	Other assets		55		57
	Deposits		150,848		146,169
	Other liabilities		629		1,891

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2024		December 31, 2023
AIM FUTURE, Inc.	Financial assets at fair value through profit or loss	~~W~~	2,000	~~W~~	2,000
	Loans measured at amortized cost (gross amount)		905		900
	Allowances for credit losses		2		2
	Other assets		1		1
	Deposits		2,780		3,393
	Other liabilities		29		48
Novorex Inc.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		25		—
	Deposits		6		7
Seokwang T&I Co., Ltd	Insurance liabilities		1		2
ADP Holdings Co., Ltd.	Deposits		2,384		—
	Other liabilities		8		—
ADPGREEN	Deposits		1,259		—
	Other liabilities		1		—
Logpresso Inc.	Financial assets at fair value through profit or loss		3,000		—
	Deposits		434		—
Key management personnel	Loans measured at amortized cost (gross amount)		5,781		5,490
	Allowances for credit losses		3		5
	Other assets		9		7
	Deposits		20,078		15,902
	Provisions		2		2
	Insurance liabilities		2,257		2,293
	Other liabilities		533		429
Others
Retirement pension	Other assets		667		364
	Other liabilities		934		606

*	Excluded from the Group’s related party as of March 31, 2024, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	37	~~W~~	173	~~W~~	(37)	~~W~~	173
Incheon Bridge Co., Ltd.		113,794		12		(2,751)		111,055
Star-Lord General Investors Private Real Estate Investment Company No.10		149,590		75		—		149,665
KB Cape No.1 Private Equity Fund		1,935		—		—		1,935
RAND Bio Science Co., Ltd.		1		1		(1)		1
Food Factory Co., Ltd.		2,875		7		(54)		2,828
Big Dipper Co., Ltd.		14		15		(14)		15
RMGP Bio-Pharma Investment Fund, L.P.		5,938		753		—		6,691
RMGP Bio-Pharma Investment, L.P.		20		1		—		21
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,148		—		—		9,148
UPRISE, Inc.		5,710		—		—		5,710
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,003		2		(3)		2,002
KB No.21 Special Purpose Acquisition Company		2,987		105		—		3,092
KB No.22 Special Purpose Acquisition Company		2,985		1,373		—		4,358
KB No.25 Special Purpose Acquisition Company		2,025		—		(40)		1,985
KB No.26 Special Purpose Acquisition Company		2,204		419		—		2,623
KB No.27 Special Purpose Acquisition Company		6,054		208		—		6,262
KB No.28 Special Purpose Acquisition Company		—		995		—		995
KB No.29 Special Purpose Acquisition Company		—		1,490		—		1,490
COSES GT Co., Ltd.		1		2		(1)		2
Channel Corporation		16,906		—		—		16,906
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		4,474		—		—		4,474
Gomi corporation Inc.		6,155		12		(55)		6,112
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		4,013		6		(13)		4,006
Bluepointpartners Inc.		1,874		—		—		1,874
Xenohelix Co., Ltd.		3,100		—		—		3,100
Contents First Inc.		17,642		1,056		(365)		18,333
KB-MDI Centauri Fund LP		18,993		—		—		18,993

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
OKXE Inc.	~~W~~	800	~~W~~	—	~~W~~	—	~~W~~	800
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Mantisco Co., Ltd.		3,013		8		(13)		3,008
IMBiologics Corp.		7,005		2		(5)		7,002
Spark Biopharma Inc.		7,467		15		(17)		7,465
Pin Therapeutics Inc.		5,011		9		(11)		5,009
Hibiscus Fund LP		12,915		—		—		12,915
SuperNGine Co., Ltd.		2,599		3		(3)		2,599
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		5,036		326		—		5,362
RMG-KB BP Management Ltd.		174		14		—		188
IGGYMOB Co., Ltd.		5,007		7		(7)		5,007
Turing Co., Ltd.		4,901		—		—		4,901
Kukka Co., Ltd.		2,490		—		—		2,490
ZIPDOC Inc.		2,000		—		—		2,000
Gushcloud Talent Agency		3,688		—		—		3,688
Grinergy		6,486		2		—		6,488
NexThera Co., Ltd.		3,000		—		—		3,000
Chabot Mobility Co., Ltd.		2,000		—		—		2,000
TeamSparta Inc.		4,308		572		(307)		4,573
FutureConnect Co., Ltd.		1,499		—		—		1,499
Wemade Connect Co., Ltd.		12,337		34		(44)		12,327
TMAP Mobility Co., Ltd		106		58		(106)		58
Spoon Radio Co., Ltd.		19,506		—		—		19,506
Neuroptika Inc.		5,879		—		—		5,879
Bigwave Robotics Crop.		2,781		31		(31)		2,781
Blinkers Inc.		999		—		—		999
3D Interactive Co., Ltd.		2,342		20		(42)		2,320
XL8 INC.		5,148		—		—		5,148
Elev8-Capital Fund I		6,656		2,696		—		9,352
AIM FUTURE, Inc.		2,900		5		—		2,905
New Daegu Busan Expressway Co., Ltd.		72,742		8		(12,126)		60,624
Novorex Inc.		2,000		25		—		2,025
Logpresso Inc.		—		3,000		—		3,000
Key management personnel		5,490		2,757		(2,466)		5,781

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	38	~~W~~	128	~~W~~	(38)	~~W~~	128
Incheon Bridge Co., Ltd.		128,159		63		(3,686)		124,536
Star-Lord General Investors Private Real Estate Investment Company No.10		149,294		72		—		149,366
KB Cape No.1 Private Equity Fund		2,017		—		—		2,017
RAND Bio Science Co., Ltd.		—		1		—		1
KG Capital Co., Ltd. *		40,040		34		(20,040)		20,034
Food Factory Co., Ltd.		4,041		7		(25)		4,023
Paycoms Co., Ltd. *		1,172		—		—		1,172
Big Dipper Co., Ltd.		18		13		(18)		13
RMGP Bio-Pharma Investment Fund, L.P.		6,384		—		—		6,384
RMGP Bio-Pharma Investment, L.P.		17		—		—		17
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		10,470		—		—		10,470
UPRISE, Inc.		5,248		—		—		5,248
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,007		2		(7)		2,002
KB No.21 Special Purpose Acquisition Company		2,959		66		—		3,025
KB No.22 Special Purpose Acquisition Company		1,972		164		—		2,136
KB No.23 Special Purpose Acquisition Company *		2,971		181		—		3,152
KB No.24 Special Purpose Acquisition Company *		6,975		500		—		7,475
KB No.25 Special Purpose Acquisition Company		—		895		—		895
COSES GT Co., Ltd.		5,436		4		(6)		5,434
Channel Corporation		18,099		—		—		18,099
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		3,802		—		—		3,802
Gomi corporation Inc.		6,234		35		(34)		6,235
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		4,010		7		(10)		4,007
Bluepointpartners Inc.		2,133		—		—		2,133
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		17,294		—		(7)		17,287
KB-MDI Centauri Fund LP		17,471		—		—		17,471
OKXE Inc.		800		—		—		800
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Mantisco Co., Ltd.		3,015		19		(15)		3,019
IMBiologics Corp.		5,004		3		(4)		5,003
Spark Biopharma Inc.		7,467		15		(17)		7,465

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
G1 Playground Co., Ltd.	~~W~~	1,000	~~W~~	—	~~W~~	—	~~W~~	1,000
Pin Therapeutics Inc.		5,013		40		(13)		5,040
Hibiscus Fund LP		10,221		—		—		10,221
SuperNGine Co., Ltd.		2,002		20		(6)		2,016
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		2,753		298		—		3,051
RMG-KB BP Management Ltd.		77		7		—		84
IGGYMOB Co., Ltd.		5,015		13		(15)		5,013
Turing Co., Ltd.		3,000		—		—		3,000
Kukka Co., Ltd.		2,490		—		—		2,490
ZIPDOC Inc.		2,000		—		—		2,000
Gushcloud Talent Agency		4,165		—		—		4,165
Grinergy		2,500		1		—		2,501
NexThera Co., Ltd.		2,000		—		—		2,000
Chabot Mobility Co., Ltd.		2,000		—		—		2,000
TeamSparta Inc.		4,001		—		—		4,001
FutureConnect Co., Ltd.		1,499		—		—		1,499
Wemade Connect Co., Ltd.		12,052		32		(52)		12,032
TMAP Mobility Co., Ltd		—		29		—		29
Taeyoungjungkong Co., Ltd.		—		55		(7)		48
Key management personnel		6,299		878		(898)		6,279

*	Excluded from the Group’s related party as of March 31, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	17,003	~~W~~	—	~~W~~	—	~~W~~	(13,167)	~~W~~	3,836
Incheon Bridge Co., Ltd.		40,992		—		—		(4,376)		36,616
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		150		—		—		—		150
Iwon Alloy Co., Ltd.		1		—		—		1		2
Skydigital Inc.		65		—		—		(33)		32
Aju Good Technology Venture Fund		1,202		—		—		1,613		2,815
KB-KDBC Pre-IPO New Technology Business Investment Fund		46		—		—		(1)		45
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		—		—		9		9
WJ Private Equity Fund No.1		103		—		—		(2)		101
KB No.21 Special Purpose Acquisition Company		2,261		—		—		(16)		2,245
KB No.22 Special Purpose Acquisition Company		1,848		—		—		(83)		1,765
KB No.25 Special Purpose Acquisition Company		1,586		—		—		(12)		1,574
KB No.26 Special Purpose Acquisition Company		1,761		—		—		(38)		1,723
KB No.27 Special Purpose Acquisition Company		4,497		—		—		(12)		4,485
KB No.28 Special Purpose Acquisition Company		—		1,890		—		290		2,180
RAND Bio Science Co., Ltd.		4		—		—		—		4
Food Factory Co., Ltd.		629		—		—		(457)		172
Big Dipper Co., Ltd.		40		—		—		(40)		—
Wyatt Corp.		1		—		—		—		1
CellinCells Co., Ltd.		37		—		—		48		85
COSES GT Co., Ltd.		1		—		—		13		14
Gomi corporation Inc.		78		—		—		55		133
S&E Bio Co., Ltd.		2,342		—		(500)		(266)		1,576
4N Inc.		49		—		—		(47)		2
Contents First Inc.		1,072		—		—		(253)		819

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others [1]		Ending
Mantisco Co., Ltd.	~~W~~	46	~~W~~	—	~~W~~	—	~~W~~	412	~~W~~	458
Pin Therapeutics Inc.		265		—		—		188		453
Spark Biopharma Inc.		11,419		8,756		(12,216)		1,229		9,188
SuperNGine Co., Ltd.		69		—		—		11		80
Desilo Inc.		3		—		—		2		5
Turing Co., Ltd.		1,726		1,000		—		(587)		2,139
IGGYMOB Co., Ltd.		—		—		—		5		5
TMAP Mobility Co., Ltd.		80,016		110,000		(80,000)		75		110,091
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP [2]		3,790		2,910		(621)		(6,079)		—
Nextrade Co., Ltd.		56,203		—		—		—		56,203
Kukka Co., Ltd.		—		—		—		4		4
ZIPDOC Inc.		181		—		—		(129)		52
TeamSparta Inc.		7,672		—		—		115		7,787
Chabot Mobility Co., Ltd.		164		—		—		(121)		43
Wemade Connect Co., Ltd.		8,843		8,500		(8,500)		200		9,043
Channel Corporation		2,030		—		(2,000)		(25)		5
Bitgoeul Cheomdan Green 1st Co., Ltd.		833		—		—		(11)		822
KB-FT Green Growth No.1 New Technology Business Investment Association		700		—		—		—		700
Bigwave Robotics Crop.		4		—		—		(2)		2
3D Interactive Co., Ltd.		1,501		—		—		(751)		750
AIM FUTURE, Inc.		3,393		1,000		(2,000)		387		2,780
New Daegu Busan Expressway Co., Ltd.		146,169		96,000		(50,432)		(40,889)		150,848
Novorex Inc.		7		—		—		(1)		6
Xenohelix Co., Ltd.		904		—		—		(427)		477
ADP Holdings Co., Ltd.		—		1,885		—		499		2,384
ADPGREEN		—		7,751		(7,701)		1,209		1,259
Logpresso Inc.		—		—		—		434		434
Key management personnel		15,902		7,724		(4,854)		1,306		20,078

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	27,889	~~W~~	—	~~W~~	—	~~W~~	(25,909)	~~W~~	1,980
Incheon Bridge Co., Ltd.		48,639		—		(2,500)		(1,751)		44,388
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		154		—		—		(5)		149
Iwon Alloy Co., Ltd.		1		—		—		(1)		—
Computerlife Co., Ltd.		3		—		—		(3)		—
Skydigital Inc.		10		—		—		(6)		4
Aju Good Technology Venture Fund		7,222		1,323		—		2,547		11,092
KB-KDBC Pre-IPO New Technology Business Investment Fund		317		—		—		(260)		57
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,526		—		—		(898)		628
WJ Private Equity Fund No.1		221		—		—		(59)		162
KG Capital Co., Ltd. [2]		10		—		—		12		22
KB No.21 Special Purpose Acquisition Company		2,263		—		—		(11)		2,252
KB No.22 Special Purpose Acquisition Company		1,948		—		—		(25)		1,923
KB No.23 Special Purpose Acquisition Company [2]		2,205		—		—		(19)		2,186
KB No.24 Special Purpose Acquisition Company [2]		9,983		—		—		(10)		9,973
RAND Bio Science Co., Ltd.		3		—		—		2		5
Food Factory Co., Ltd.		664		—		—		(364)		300
Paycoms Co., Ltd. [2]		1		—		—		—		1
Big Dipper Co., Ltd.		19		—		—		(18)		1
Wyatt Corp.		1		—		—		—		1
UPRISE, Inc.		27		—		—		—		27
CellinCells Co., Ltd.		37		—		—		26		63
COSES GT Co., Ltd.		1,213		—		—		(452)		761
Gomi corporation Inc.		915		—		—		(834)		81
S&E Bio Co., Ltd.		6,419		—		—		1,336		7,755
4N Inc.		5		—		—		12		17
Contents First Inc.		5,010		2,000		(4,000)		(524)		2,486
December & Company Inc. [2]		1		—		—		—		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Borrowing		Repayment		Others [1]		Ending
Mantisco Co., Ltd.	~~W~~	623	~~W~~	—	~~W~~	—	~~W~~	590	~~W~~	1,213
Pin Therapeutics Inc.		6,033		5,001		(3,600)		979		8,413
Spark Biopharma Inc.		17,534		6,031		(8,424)		(125)		15,016
SuperNGine Co., Ltd.		17		—		—		87		104
Desilo Inc.		1		—		—		7		8
Turing Co., Ltd.		2,788		—		—		(564)		2,224
IGGYMOB Co., Ltd.		254		—		—		(44)		210
TMAP Mobility Co., Ltd.		30,000		—		(30,000)		—		—
Nextrade Co., Ltd.		56,202		—		—		—		56,202
ZIPDOC Inc.		915		—		—		(262)		653
TeamSparta Inc.		12,502		—		—		1,217		13,719
Chabot Mobility Co., Ltd.		86		—		—		(28)		58
Wemade Connect Co., Ltd.		10,370		9,500		(7,717)		(2,016)		10,137
Channel Corporation		3,000		3,000		(3,000)		—		3,000
Key management personnel		17,619		5,193		(4,541)		3,441		21,712

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of March 31, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.5 Details of significant investment and withdrawal transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024				2023
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	—	~~W~~	1,541	~~W~~	—	~~W~~	979
KB-SJ Tourism Venture Fund		—		2,910		—		—
Korea Credit Bureau Co., Ltd.		—		90		—		90
KB-Solidus Global Healthcare Fund		—		700		—		—
December & Company Inc. *		—		—		—		19,171
KB Material and Parts No.1 PEF		—		3,400		—		—
KB-TS Technology Venture Private Equity Fund		—		1,344		—		672
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		2,228		—		1,600
Aju Good Technology Venture Fund		—		560		—		3,800
G payment Joint Stock Company		113		—		312		—
Paramark KB Fund No.1		3,180		—		—		—
FineKB Private Equity Fund No.1		6,790		—		—		2,141
KB-BridgePole Venture Investment Fund *		—		136		—		—
JS Private Equity Fund No.3		—		755		—		—
Star-Lord General Investors Private Real Estate Investment Company No.10		—		—		—		363
KB Co-Investment Private Equity Fund No.1		759		—		—		—
KB-NP Green ESG New Technology Venture Capital Fund		4,350		—		4,350		—
KB-Badgers Future Mobility ESG Fund No.1		1,314		—		2,295		—
Lakewood-AVES Fund No.1		—		—		2,000		—
MW-Pyco NewWave New Technology Investment Fund 4th		—		—		2,000		—
KB No.25 Special Purpose Acquisition Company		—		—		5		—
Friend 55 New Technology Business Investment Fund *		—		1,200		—		—
Shinhan-Eco Venture Fund 2nd		200		—		—		—
U-KB Credit No.1S Private Equity		63		—		—		—
KB No.28 Special Purpose Acquisition Company		5		—		—		—
Timefolio Athleisure Investment Fund		4,000		—		—		—
COMPA Global Scale-Up Fund No.3		1,000		—		—		—
AKK Robotech Valueup New Technology Investment Fund		1,000		—		—		—
YG MCE PROJECT NO.1 Fund		1,500		—		—		—
KB No.29 Special Purpose Acquisition Company		10		—		—		—

*	Excluded from the Group’s related party as of March 31, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.6 Unused commitments provided to related parties as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)		March 31, 2024		December 31, 2023
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		427		563
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		88		88
TeamSparta Inc.	Loan commitments in Korean won		1,000		1,000
	Unused lines of credit for credit card		368		633
3D Interactive Co., Ltd.	Unused lines of credit for credit card		30		8
Food Factory Co., Ltd.	Unused lines of credit for credit card		52		55
CellinCells Co., Ltd.	Unused lines of credit for credit card		22		21
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		24		24
Big Dipper Co., Ltd.	Unused lines of credit for credit card		30		31
Gomi corporation Inc.	Unused lines of credit for credit card		38		45
COSES GT Co., Ltd.	Unused lines of credit for credit card		28		29
Spark Biopharma Inc.	Unused lines of credit for credit card		35		33
Mantisco Co., Ltd.	Unused lines of credit for credit card		22		17
IMBiologics Corp.	Unused lines of credit for credit card		21		18
SuperNGine Co., Ltd.	Unused lines of credit for credit card		37		37
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		43		43
Pin Therapeutics Inc.	Unused lines of credit for credit card		41		39
Grinergy Co., Ltd.	Unused lines of credit for credit card		8		10
S&E Bio Co., Ltd.	Unused lines of credit for credit card		44		37
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		166		156
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card		758		710
Contents First Inc.	Unused lines of credit for credit card		444		135
Bigwave Robotics Crop.	Unused lines of credit for credit card		69		69
New Daegu Busan Expressway Co., Ltd.	Unused lines of credit for credit card		14		—
AIM FUTURE, Inc.	Unused lines of credit for credit card		38		—
Novorex Inc.	Unused lines of credit for credit card		11		—
Xenohelix Co., Ltd.	Unused lines of credit for credit card		10		—
KB-TS Technology Venture Private Equity Fund	Purchase of securities		110		110
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		864		864
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		13,488		13,488
All Together Korea Fund No.2	Purchase of securities		990,000		990,000
KB-KTB Technology Venture Fund	Purchase of securities		5,600		5,600

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.6 Unused commitments provided to related parties as of March 31, 2024 and December 31, 2023, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or the Indonesian Rupiah)		March 31, 2024		December 31, 2023
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities	~~W~~	46,884	~~W~~	46,884
KB Co-Investment Private Equity Fund No.1	Purchase of securities		12,765		13,524
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		36,009		37,323
U-KB Credit No.1 Private Equity	Purchase of securities		33,520		33,582
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		25,200		29,550
FineKB Private Equity Fund No.1	Purchase of securities		2,335		9,125
FineKB Private Equity Fund No.2	Purchase of securities		—		500
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		11,310		14,490
Smart Korea KB Future9-Sejong Venture Fund	Purchase of securities		2,000		2,000
Shinhan-Eco Venture Fund 2nd	Purchase of securities		475		675
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities		USD 3,039,947		USD 3,622,333
RMGP Bio-Pharma Investment, L.P.	Purchase of securities		USD 9,076		USD 10,027
RMG-KB BP Management Ltd.	Purchase of securities		USD 645,302		USD 630,679
RMG-KB BioAccess Fund L.P.	Purchase of securities		USD 24,478,080		USD 24,722,014
Elev8-Capital Fund I	Purchase of securities		IDR 2,445,497,800		IDR 2,445,497,800
Ascent Global Fund III	Purchase of securities		USD 35,000,000		USD 35,000,000
Key management personnel	Loan commitments in Korean won		2,873		2,666

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.7 Details of compensation to key management personnel for the three-month periods ended March 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	2,771	~~W~~	263	~~W~~	4,466	~~W~~	7,500
Registered directors (non-executive)		278		—		—		278
Non-registered directors		2,925		133		9,585		12,643

	~~W~~	5,974	~~W~~	396	~~W~~	14,051	~~W~~	20,421

(In millions of Korean won)	2023
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	2,139	~~W~~	261	~~W~~	1,103	~~W~~	3,503
Registered directors (non-executive)		290		—		—		290
Non-registered directors		3,994		182		2,751		6,927

	~~W~~	6,423	~~W~~	443	~~W~~	3,854	~~W~~	10,720

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2024 and 2023 (Unaudited), and December 31, 2023

33.8 Details of collateral provided by related parties as of March 31, 2024 and December 31, 2023, are as follows:

(In millions of Korean won)	Assets held as collateral	March 31, 2024		December 31, 2023
Key management personnel	Time deposits and others	~~W~~	648	~~W~~	638
	Real estate		6,693		6,326

As of March 31, 2024, Incheon Bridge Co., Ltd., a related party of the Group, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

34. Events after the reporting period

According to the resolution of the board of directors on April 25, 2024, the quarterly dividend per share of ~~W~~ 784 (total dividend: ~~W~~ 300,087 million) with dividend record date of March 31, 2024 were paid on May 9, 2024. The Group’s financial statements as of March 31, 2024, do not reflect this dividend payable. As a result of exercising the call option for the Group’s 1-1st write-down contingent convertible bonds on May 2, 2024, ~~W~~ 350,000 million was fully redeemed before maturity.